SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or Section 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                            UGLY DUCKLING CORPORATION
                                (NAME OF ISSUER)

                            UGLY DUCKLING CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                                  COMMON STOCK
                                 $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    903512101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               GREGORY B. SULLIVAN
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            UGLY DUCKLING CORPORATION
                       2525 EAST CAMELBACK ROAD, SUITE 500
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                                STEVEN D. PIDGEON
                              SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                           PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6252

                            CALCULATION OF FILING FEE

---------------------------------------------- ---------------------------------
     TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**

---------------------------------------------- ---------------------------------
---------------------------------------------- ---------------------------------
          $27,500,000                                   $5,500.00
---------------------------------------------- ---------------------------------

*    Assumes purchase of 2,500,000 Shares of Common Stock at $11.00 per share.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[  ] Check  the  box if any  part of the fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             N/A              Filing Party:     N/A
Form or Registration No.:           N/A              Date Filed:       N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rules 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         All information in the Offering Circular dated February 22, 2000 attached hereto as Exhibit 12(a)-1 ("Offering Circular") is incorporated herein by reference in answer to some or all of the items below.

ITEM 1.  SUMMARY TERM SHEET.

         See Offering Circular.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         See Offering Circular.

ITEM 3.  IDENTIFY AND BACKGROUNDS OF FILING PERSON.

(a) This statement is being filed by the issuer subject company. The names and mailing addresses of the directors and executive officers of Ugly Duckling Corporation (the "Issuer"), who are the persons specified in Instruction C to Schedule TO, are set forth below:


                NAME                                  ADDRESS                                OFFICE
                ----                                  -------                                ------
Ernest C. Garcia II                    2525 E. Camelback Rd.                  Chairman of the Board of Directors
                                       Suite 500
                                       Phoenix, Arizona 85016
Gregory B. Sullivan                    2525 E. Camelback Rd.                  President, Chief Executive Officer
                                       Suite 500                              and Director
                                       Phoenix, Arizona 85016

                                       2

Steven T. Darak                        2525 E. Camelback Rd.                  Chief Financial Officer, Senior Vice
                                       Suite 500                              President and Principal Accounting
                                       Phoenix, Arizona 65016                 Officer

Donald L. Addink                       2525 E. Camelback Rd.                  Senior Vice President and Treasurer
                                       Suite 500
                                       Phoenix, Arizona 85016
Jon D. Ehlinger                        2525 E. Camelback Rd.                  Vice President, Secretary and
                                       Suite 500                              General Counsel
                                       Phoenix, Arizona 85016
Steven A. Tesdahl                      2525 E. Camelback Rd.                  Senior Vice President and Chief
                                       Suite 500                              Information Officer
                                       Phoenix, Arizona 85016
Christopher D. Jennings                2525 E. Camelback Rd.                  Independent Director
                                       Suite 500
                                       Phoenix, Arizona 85016
John N. MacDonough                     2525 E. Camelback Rd.                  Independent Director
                                       Suite 500
                                       Phoenix, Arizona 85016
Frank P. Willey                        2525 E. Camelback Rd.                  Independent Director
                                       Suite 500
                                       Phoenix, Arizona 85016


ITEM 4.  TERMS OF THE TRANSACTION.

         See Offering Circular.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Neither the Issuer nor, to the best of the Issuer's knowledge, any of its directors or executive officers is party to any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Issuer.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) With respect to the primary purpose of the Exchange Offer, see the Offering Circular.

(b) The Shares of Common Stock acquired in the Exchange Offer will be held in treasury.

(c) Any current plans, proposals, or negotiations of the Issuer, and, to the extent known to the Issuer, its executive officers and directors, with respect to the following are described below:

------------------------------------------------------------ ---------------------------------------------------------

                           ITEM                                           PLANS, PROPOSALS, NEGOTIATIONS
                           ----                                           ------------------------------
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(1)      Any extraordinary  transaction,  such as a merger,        None.
         reorganization   or  liquidation,   involving  the
         subject company or any of its subsidiaries.
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(2)      Any  purchase,  sale  or  transfer  of a  material        None.
         amount of assets of the subject  company or any of
         its subsidiaries.
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(3)      Any material  change in the present  dividend rate  With respect to contemplated changes in capitalization, or policy,  or indebtedness or  capitalization  of  see the Offering Circular.  In addition, the Company is
         the subject company.                                currently developing for its board of directors' review
                                                             and   approval   a comprehensive stock option incentive
                                                             program that could include the establishment of a broad
                                                             based employee stock option plan which,  in conjunction
                                                             with the Company's  current plans,  will be designed to
                                                             incent and retain senior  management  and key employees
                                                             and   ensure   consistent   treatment   of   comparably
                                                             positioned management and key employees.
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(4)      Any change in the present  board of  directors  or  In response to the new Audit Committee requirements management of the subject company,  including, but  established by the SEC and NASDAQ, the Company is not limited to, any plans or  proposals  to change  exploring options to change the number and composition the  number  or the term of  directors  or to fill  of its present board of directors.
         any  existing  vacancies on the board or to change
         any material  term of the  employment  contract of
         any executive officer.
------------------------------------------------------------ ---------------------------------------------------------

                                                         4

------------------------------------------------------------ ---------------------------------------------------------
(5)      Any  other   material   change   in  the   subject  The Issuer recently determined to transfer all of its
         company's corporate structure or business.          remaining third party dealer operations to discontinued
                                                             operations as described in the press release filed with
                                                             the SEC under  cover of  Schedule  TO on  February  16,
                                                             2000.
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(6)       Any class of equity  securities  of the  subject   None.
          company   to  be   delisted   from  a   national
          securities exchange or cease to be authorized to
          be  quoted  in an  automated  quotations  system
          operated by a national securities association.
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(7)      Any  class of  equity  securities  of the  subject  None.
         company  becoming   eligible  for  termination  of
         registration  under  section  12(g)(4)  of the Act
         (15 U.S.C. 78l).
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(8)      The   suspension   of   the   subject    company's  None.
         obligation  to file reports under Section 15(d) of
         the Act (15 U.S.C. 78o).
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(9)      The   acquisition  by  any  person  of  additional  See Offering Circular and (3) above.
         securities   of  the  subject   company,   or  the
         disposition of securities of the subject company.
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(10)     Any  changes  in the  subject  company's  charter,  The Issuer amended its Bylaws on July 26, 1999.  The bylaws  or other  governing  instruments  or other  revised Bylaws of the Issuer are filed as Exhibit T3B
         actions that could impede the  acquisition  of      to the Form T-3 filed by
         control of the subject company.                     the Issuer with the SEC on February 22, 2000.
------------------------------------------------------------ ---------------------------------------------------------

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Offering Circular.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)      See Offering Circular.

(b) Neither the Issuer nor, to the best of the Issuer's knowledge, any of its directors or executive officers, or any of the executive officers or directors of any of its subsidiaries, or any associate or majority-owned subsidiary of the Issuer, has engaged in any transaction involving shares of the Issuer's Common Stock during the period of 60 business days prior to the date hereof.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with the transaction.

ITEM 10. FINANCIAL STATEMENTS.

(a) The Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, entitled "Financial Statements" are hereby incorporated herein by reference. The remaining financial information required is contained in the Offering Circular.

(b)      See Offering Circular for the proforma financial information required.

ITEM 11. ADDITIONAL INFORMATION.

(a)

------------------------------------------------------------ ---------------------------------------------------------
                           ITEM                                                      RESPONSE
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(1)      Any  present  or  proposed   material   agreement,  See description of transactions effected in connection arrangement,  understanding  or  relationship  with the sale of  Cygnet Dealer Finance to Ernest C.
         between  the  offeror  or  any  of  its  executive  Garcia II contained in the Issuer's Form 8-K Report
         officers,   directors,   controlling   persons  or  dated December 30, 1999 which is incorporated by subsidiaries  and the  subject  company  or any of  reference herein.  As to the participation of the its  executive  officers,  directors,  controlling  Issuer's executive officers and directors in the
         persons   or   subsidiaries    (other   than   any  exchange offer, see the Offering Circular.
         agreement,  arrangement or understanding disclosed
         under any other  sections  of  Regulation  M-A (Sec.
         229.1000 through 229.1016.))
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(2)      To the extent  known by the offeror  after          With  respect to  regulatory requirements,  the Indenture
         reasonable  investigation,  the applicable          under which the  Debentures  are issued must be qualified
         regulatory requirements  which must be complied     under the Trust Indenture Act of 1939. The Company has
         with or approvals which must be obtained in         filed a Form T-3 for this purpose.
         connection with the tender offer.
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(3)      The applicability of any anti-trust laws.           None.
------------------------------------------------------------ ---------------------------------------------------------

                                       6

------------------------------------------------------------ ---------------------------------------------------------
(4)      The  applicability  of margin  requirements  under  With respect to margin requirements, see the Offering section  7 of the  Act  (15  U.S.C.  78g)  and the  Circular.
         applicable regulations.
------------------------------------------------------------ ---------------------------------------------------------
------------------------------------------------------------ ---------------------------------------------------------
(5)      Any material  pending legal  proceedings  relating  None.
         to the tender offer,  including the name and
         location of the court or agency in which
         the  proceedings  are  pending,  the  date
         instituted,  the  principal parties, and a brief
         summary of the proceedings and the relief sought.
------------------------------------------------------------ ---------------------------------------------------------


(b)      Additional information with respect to the exchange offer and related matters is included in the Offering Circular.

ITEM 12. EXHIBITS.

         12(a)-1           Offering Circular, dated February 22, 2000.

         12(a)-2           Form of Letter of Transmittal.

         12(a)-3           Form of Notice of Guaranteed Delivery.

         12(a)-4           Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated February
                           22,2000.

         12(a)-5           Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other
                           Nominees dated February 22, 2000.

         12(a)-6           Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (b)               Not applicable.

         (d)               Not applicable.

         (g)               Not applicable.

         (h)               Not applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 21, 2000.

                                     UGLY DUCKLING CORPORATION
                                     A Delaware corporation


                                     By /S/ JON D. EHLINGER
                                     ----------------------
                                     Jon D. Ehlinger
                                     Secretary and General Counsel

                                                             EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION

12(a)-1                    Offering Circular, dated February 22, 2000.

12(a)-2                    Form of Letter of Transmittal.

12(a)-3                    Form of Notice of Guaranteed Delivery.

12(a)-4                    Form of Letter to Brokers, Dealers,  Commercial Banks, Trust Companies and other Nominees dated
                           February 22, 2000.

12(a)-5                    Form of Letter to Clients for use by Brokers, Dealers,  Commercial Banks, Trust Companies and other
                           Nominees dated February 22, 2000.

12(a)-6                    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)                        Not applicable.

(d)                        Not applicable.

(g)                        Not applicable.

(h)                        Not applicable.


                                                                 Exhibit 12(a)-1
                           Ugly Duckling Corporation
                       2525 East Camelback Road, Suite 500
                             Phoenix, Arizona 85016

To the Holders of Our Common Stock:

         Enclosed are materials relating to our offer to exchange up to $27,500,000 aggregate principal amount of our 11% Subordinated Debentures due 2007 (the "Debentures") for up to 2,500,000 shares of our common stock, par value $.001 per share ("Common Stock"), as described in the enclosed Offering Circular dated February 22, 2000 (the "Exchange Offer").

         This exchange would be made on the following basis:


--------------------------------------------------------------------------------
                      $11.00 PRINCIPAL AMOUNT OF DEBENTURES
                         FOR EACH SHARE OF COMMON STOCK
--------------------------------------------------------------------------------

         Interest on the Debentures will accrue from their date of issuance, and will be payable in cash semiannually on each April 15 and October 15, commencing April 15, 2000, until the Debentures are paid in full.

         The principal purpose of the Exchange Offer is to reduce the number of shares of Common Stock outstanding, thereby offering the potential for increased earnings per share in the future. To effect this reduction, the Company is offering to purchase outstanding shares of its Common Stock at a purchase price paid in Debentures of $11.00 per share, representing a premium of approximately 38% above its market price as reported on the Nasdaq National Market on February 14, 2000. The Company does not believe the current market price adequately reflects the underlying value of its Common Stock, all as more fully described in the enclosed materials. Among other conditions, the Exchange Offer is contingent upon the valid tender of at least 500,000 shares of Common Stock. Ernest C. Garcia II, the chairman and principal stockholder of the Company, has advised the Company that he will tender shares of Common Stock in the Exchange Offer.

                  PLEASE READ THE ENCLOSED MATERIALS CAREFULLY.

         For further assistance or additional copies of any of the enclosed materials, please call Corporate Investor Communications, Inc. at 1-877-977-6192 (toll free).

                             Very truly yours,


                             GREGORY B. SULLIVAN
                             President and Chief Executive Officer
                             Ugly Duckling Corporation
February 22, 2000
Phoenix, Arizona

                            Ugly Duckling Corporation
                                Offer to Exchange
               up to $27,500,000 aggregate principal amount of its
                      11% Subordinated Debentures due 2007
                        for up to 2,500,000 shares of its
                                  Common Stock

         Ugly Duckling Corporation, a Delaware corporation ("Ugly Duckling" or the "Company"), hereby offers to exchange, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), up to $27,500,000 aggregate principal amount of its 11% Subordinated Debentures due 2007 (the "Debentures") for up to 2,500,000 shares ("Shares") of its common stock, $.001 par value per share ("Common Stock") on the basis of $11.00 principal amount of Debentures for each share of Common Stock.

         On February 14, 2000, the closing price of the Common Stock as reported on Nasdaq's National Market System ("Nasdaq") was $8.00. For a further description of the Common Stock, see "Description of Capital Stock." The Company has applied for listing of the Debentures on the American Stock Exchange. There can be no assurance that Ugly Duckling will be able to effect the listing or that any public market will develop for the Debentures.
See "Risk Factors-- Possible Lack of Trading Market for the Debentures."

         The Debentures will be unsecured obligations of the Company subordinated and subject in right of payment to all existing and future senior indebtedness of the Company. As of December 31, 1999, the Company's outstanding senior indebtedness aggregated approximately $94 million (not including on balance sheet indebtedness related to the Company's securitizations). The Debentures will bear interest at 11% per annum from their date of issuance, payable semiannually on each April 15 and October 15, commencing April 15, 2000, until the Debentures are paid in full. The Company will be required to repay the principal amount of the Debentures on April 15, 2007. The Debentures will be redeemable, at the Company's option, in whole at any time or in part from time to time, at the principal amount to be redeemed plus accrued and unpaid interest thereon to the redemption date. The Debentures will be issued pursuant to an Indenture between the Company and Harris Trust and Savings Bank, as Trustee. The Company will be subject to certain limited financial covenants as more fully described in the Indenture. See "Description of the Debentures."

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME, ON TUESDAY, MARCH 21, 2000, UNLESS EXTENDED.

         The Company will accept up to 2,500,000 Shares if tendered (representing approximately 17% of the Shares outstanding as of February 14, 2000). If more than 2,500,000 shares of Common Stock are tendered, the Company will accept no more than 2,500,000 of the tendered Shares, to be allocated among tendering stockholders on a pro rata basis. The Exchange Offer is contingent upon the tender of at least 500,000 Shares of Common Stock. If less than 500,000 Shares of Common Stock are tendered, the Company will accept none of the Shares tendered. The Exchange Offer is subject to a number of additional conditions as described herein and may be amended or withdrawn in certain circumstances. See "The Exchange Offer -- Conditions to and Amendment of the Exchange Offer."

     THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). THE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR
                           OTHER SELLING LITERATURE.

             The date of this Offering Circular is February 22, 2000

         For a discussion of certain risks and other factors to be considered in connection with the Exchange Offer, see "Risk Factors."

         The Company, its Board of Directors and its executive officers make no recommendations as to whether any stockholders should tender any or all of such stockholders' Shares pursuant to the Exchange Offer. Each stockholder must make his, her or its own decision whether to tender Shares of Common Stock and, if so, how many Shares to tender. Ernest C. Garcia II, the Company's chairman and principal stockholder, has advised the Company that he intends to tender Shares in the Exchange Offer. See "The Exchange Offer - Executive Officer and Director Participation."

         The Company has made no arrangements for and has no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder, and no person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the Exchange Offer, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Offering Circular nor any exchange or sale shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given.

         This Offering Circular does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or buy, any securities other than the securities covered by this Offering Circular by the Company or any other person, or any such offer or solicitation of such securities by the Company or any such other person in any state or other jurisdiction to any person to whom it is unlawful to make any such offer or solicitation. In any state or other jurisdiction where it is required that the securities offered by this Offering Circular be qualified for offering or that the offering be approved pursuant to tender offer statutes in such state or jurisdiction, no offer is hereby being made to, and tenders will not be accepted from residents of any such state or jurisdiction unless and until such requirements have been satisfied.


                                TABLE OF CONTENTS

                                                                                                               Page
AVAILABLE INFORMATION............................................................................................1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................................................1

SUMMARY OF EXCHANGE OFFER........................................................................................1

The Company......................................................................................................1

Background, Purpose and Effect of the Exchange Offer.............................................................2

The Exchange Offer...............................................................................................2

RISK FACTORS.....................................................................................................5

         Exchange Offer Subject to Certain Contingencies.........................................................5

         Loss of Rights Associated with Common Stock.............................................................5

         Market Issues...........................................................................................5

         Possible Lack of Trading Market for Debentures..........................................................5

         Increased Percentage of Shares Held by Management.......................................................6

         Restrictions Imposed by Terms of Debentures.............................................................6

         Arbitrary Determination of Terms of Debentures..........................................................6

         No Assurance of Increased Earnings Per Share............................................................6

         Marginability...........................................................................................7

         Increased Leverage and Debt Service Obligations.........................................................7

         Subordination...........................................................................................8

         Holding Company Structure; Effects of Asset Encumbrances................................................9

         Risk of Prepayment......................................................................................9

         Fraudulent Transfer Statutes............................................................................9

         Certain United States Federal Income Tax Risks.........................................................10

                  Tax Consequences of Exchange Offer............................................................10

                  Interest on Debentures-- General..............................................................11

                  Original Issue Discount on Debentures.........................................................11

                  Market Discount...............................................................................11

         Forward Looking Statements.............................................................................12

THE EXCHANGE OFFER..............................................................................................13

         General  ..............................................................................................13

         Executive Officer and Director Participation...........................................................14

         Expiration Time, Extensions, Termination and Amendments................................................14

         How to Tender..........................................................................................14

         Withdrawal Rights......................................................................................16

         Acceptance of Shares for Exchange; Delivery of Debentures to be Exchanged..............................16



                               TABLE OF CONTENTS
                                  (continued)                                                                  Page

         Denominations; Fractional Interests....................................................................17

         Proration if Shares Tendered Exceed Maximum............................................................17

         Conditions to and Amendment of the Exchange Offer......................................................17

         Exchange Agent.........................................................................................18

         Harris Trust and Savings Bank..........................................................................18

         Information Agent......................................................................................18

         No Financial Advisor...................................................................................18

         Payment of Expenses....................................................................................18

BACKGROUND, PURPOSE AND EFFECT OF THE EXCHANGE OFFER............................................................20

CAPITALIZATION..................................................................................................22

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA....................................................................23

CERTAIN PRO FORMA FINANCIAL INFORMATION.........................................................................25

PRICE RANGE OF COMMON STOCK.....................................................................................27

DIVIDENDS.......................................................................................................27

BUSINESS 28

         General  ..............................................................................................28

         Recent Developments....................................................................................28

DESCRIPTION OF THE DEBENTURES...................................................................................30

         Principal, Maturity and Interest.......................................................................30

         Payment and Paying Agents..............................................................................30

         Form, Exchange, and Transfer...........................................................................30

         Redemption.............................................................................................31

         Selection and Notice of Redemption.....................................................................31

         Subordination..........................................................................................31

         Certain Covenants......................................................................................34

         Events of Default......................................................................................34

         Modification and Waiver................................................................................35

         Defeasance and Covenant Defeasance.....................................................................36

         Satisfaction and Discharge.............................................................................37

         Notices  ..............................................................................................37

         Title    ..............................................................................................37

         Governing Law..........................................................................................37

         Regarding the Trustee..................................................................................37

                              TABLE OF CONTENTS
                                  (continued)                                                                  Page

DESCRIPTION OF CAPITAL STOCK....................................................................................38

         Common Stock...........................................................................................38

         Preferred Stock........................................................................................38

EXECUTIVE OFFICER AND DIRECTOR BENEFICIAL OWNERSHIP.............................................................39

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES...........................................................41

         General  ..............................................................................................41

         Scope    ..............................................................................................41

         Certain Federal Income Tax Consequences to Tendering Stockholders......................................41

                  Characterization of the Exchange..............................................................41

                  Constructive Ownership of Stock...............................................................42

                  Section 302 Tests.............................................................................42

                  "Issue Price" of Debentures Defined...........................................................43

                  Corporate Stockholder Dividend Treatment......................................................44

         Certain Federal Income Tax Consequences to Prospective Holders of Debentures...........................45

                  Interest on the Debentures-- General..........................................................45

                  Original Issue Discount on Debentures.........................................................45

                  Taxation of Original Issue Discount on Debentures - General...................................45

                  Acquisition Premium...........................................................................46

                  Election .....................................................................................46

                  Market Discount...............................................................................46

                  Redemption or Sale of Debentures..............................................................47

                  Backup Withholding............................................................................47

         Tax Consequences to Company............................................................................47


                              AVAILABLE INFORMATION

     Corporate   Investor   Communications,   Inc.   (toll  free  telephone  no.
1-877-977-6192) will act as Information Agent in connection with the Exchange Offer. See "The Exchange Offer-- Information Agent."

         Ugly Duckling is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following regional offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by Ugly Duckling with the Commission which can be accessed over the Internet at http:\\www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission are incorporated by reference into this Offering Circular: (i) Ugly Duckling's Annual Report on Form 10-K for the fiscal year ended December 31, 1998; (ii) Ugly Duckling's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1999; (iii) Ugly Duckling's Reports on Form 8-K filed with the Commission on March 16, 1999, August 26, 1999, November 9, 1999, December 21, 1999, January 5, 2000 and February 17, 2000; and (iv) Ugly Duckling's Notice and Proxy Statement dated April 26, 1999. If any statement contained in any of the foregoing documents is modified or superseded by a statement in this Offering Circular or in any document subsequently filed and incorporated by reference herein, the statement in any such foregoing document will be deemed for the purposes of this Offering Circular to have been modified or superseded by such statement in this Offering Circular or subsequently filed document, and the statement in any such foregoing document is incorporated by reference herein only as modified or to the extent it is not superseded. All documents subsequently filed by the Company during the period of the Exchange Offer pursuant to Sections 13, 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference in and made a part of this Offering Circular from the date of filing such documents.

                            SUMMARY OF EXCHANGE OFFER

         The following is a summary of certain features of the Exchange Offer and other matters, and all statements contained herein are qualified in their entirety by reference to the more detailed information and financial statements hereinafter set forth.

                                   The Company

         We operate a chain of buy here-pay here used car dealerships and underwrite, finance and service retail installment contracts generated from the sale of used cars by our dealerships. We target our products and services to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used cars to persons who have limited credit histories, low incomes, or past credit problems. For additional information about our business and certain recent developments, see "Business."

              Background, Purpose and Effect of the Exchange Offer

         We do not believe the current market price adequately reflects the underlying value of our common stock. The principal purpose of the Exchange Offer is to reduce the number of shares of common stock outstanding by offering to purchase shares in the Exchange Offer, thereby offering the potential for increased earnings per share in the future. Holders of shares of common stock electing to participate in the Exchange Offer should consider the additional considerations set forth under "Background, Purpose and Effect of the Exchange Offer."

                               The Exchange Offer

Expiration Time..........................    5:00 p.m.,  New York City time, on March 21, 2000,  unless  extended  (the  "Expiration
                                             Time").

Exchange Ratio...........................    $11.00  principal amount of debentures for each share of common stock validly tendered.

Acceptance of Shares;                        We will accept up to 2,500,000 shares in the Exchange Offer. This represents
Conditions of the Exchange Offer.........    approximately 17% of our outstanding common stock as of February 14, 2000. If less than
                                             500,000 shares are duly  tendered,  we will not accept any of the shares  tendered.  If more than 2,500,000 shares are tendered, we will only accept 2,500,000 shares of common stock,  to be  allocated  among the  tendering  stockholders  on a pro rata basis.  The
                                             Exchange  Offer is  subject  to a number  of  conditions.  See "The  Exchange  Offer --
                                             Conditions to and Amendment of the Exchange Offer."

Description of Debentures................    o              Unsecured.
                                             o              Subordinate  to all our existing  and future  senior  indebtedness.  Our senior indebtedness aggregated approximately $94 million at December 31,
                                                            1999  (not  including  on  balance  sheet  indebtedness  related  to our securitization transactions).
                                             o              Interest at 11% per annum from date of issuances,  payable  semiannually on April 15 and October 15 of each year, beginning April 15, 2000.
                                             o              The debentures will mature on April 15, 2007.
                                             o              We can  redeem  all or any  part of the  debentures  at any  time at the principal  amount to be redeemed plus accrued and unpaid interest to the redemption date.
                                             o              We will issue the debentures under the Indenture dated as of October 15,
                                                            1998 between us and Harris Trust and Savings Bank, as Trustee.
                                             o              We will be subject to limited financial covenants under the Indenture.

                                              See "Description of the Debentures."

Officer and Director Participation.......    Our chairman,  Ernest C. Garcia II, will tender the greater of 294,500 Shares or 25% of the  Shares  tendered.  See  "The  Exchange  Offer -  Executive  Officer  and  Director
                                             Participation."

                                                                 2

How to Tender............................    If you wish to accept the exchange offer and your shares of common stock are registered in your name, you must:

                                             o              complete the accompanying Letter of Transmittal; and

                                             o              send the Letter of Transmittal, the shares you want to tender, and other required documents to Harris Trust and Savings Bank, the Exchange Agent.

                                             If your shares are registered in the name of a broker,  dealer, bank, trust company, or other nominee, you must contact that institution to tender the shares.

                                             You can make physical delivery of your shares up to three Nasdaq trading days after the expiration of the offer if you follow our guaranteed delivery procedures.  We will also accept confirmation of book-entry  transfers of the shares if delivered to the Exchange
                                             Agent's account at The Depository  Trust Company ("DTC") in a timely fashion.  See "The
                                             Exchange Offer -- How to Tender."

Delivery of Securities...................    We  will  deliver  debentures  in  exchange  for  shares  that  you  tender  as soon as practicable  after the Expiration Time. See "The Exchange Offer--  Acceptance of Shares
                                             for Exchange; Delivery of Debentures to be Exchanged."

Withdrawal Rights........................    You can withdraw tenders of shares pursuant to the Exchange Offer:

                                              o        prior to 5:00 p.m.,  New York City time,  on March 21, 2000;
                                                       and

                                              o        if  we  have  not   previously   accepted  such  shares  for
                                                       exchange, after April 17, 2000.

                                             Except for these rights of withdrawal,  all tenders are irrevocable.  See "The Exchange
                                             Offer - Withdrawal Rights."

Certain United States Federal Income         The  exchange of Shares for  Debentures  by a tendering  stockholder  will be a taxable
Tax Consequences.........................    event  treated for United  States  federal  income tax purposes as either (i) a sale or exchange of the stockholder's  Shares or (ii) a deemed  distribution of property by the
                                             Company with respect to such Shares.

                                             Stated  interest on the  Debentures  will be taxable as  ordinary  income to holders of
                                             Debentures  at the time such  amounts are  received or accrued in  accordance  with the holder's  method  of  accounting.  Additionally,  the  Debentures  may be  issued  with significant  original issue discount  ("OID").  As a consequence of the rules governing
                                             OID, holders of Debentures may be required to recognize significant amounts of ordinary income in advance of receipt of the cash  payments to which the income is  attributable for United States federal income tax purposes.

                                             See "Certain United States Federal Income Tax Consequences" for a discussion of certain federal income tax consequences associated with the Exchange Offer and the ownership of the Debentures, and "Risk Factors -- Certain United States Federal Income Tax Risks."

                                           3

Listing and Trading of Securities .......    Our common  stock  (symbol:  UGLY) is listed on Nasdaq's  National  Market  System.  On
                                             February 14, 2000, two business days before the announcement of the Exchange Offer, the closing per share price for the common  stock as reported by Nasdaq was $8.00.  We have applied to list the debentures for trading on AMEX.  However, we cannot assure you that
                                             AMEX  will  list the  debentures  or that  any  trading  market  will  develop  for the debentures.  If a trading market does develop,  we cannot assure you as to any price at which the debentures will trade.  See "Risk  Factors--  Possible Lack of Trading Market
                                             for the Debentures."

Exemption from Registration Requirements.    In making the exchange  offer,  we are relying on the exemption  from the  registration requirements of the Securities Act of 1933 contained in Section 3(a)(9) of that Act for the debentures.  Under that exemption, if common stock tendered is freely tradable, the debentures  received  in the  exchange  will be freely  tradable.  If the common  stock tendered in the exchange is restricted,  the debentures  will be restricted to the same degree.

Exchange Agent and Trustee...............    Harris Trust and Savings Bank will serve as the Exchange  Agent for the Exchange  Offer and as Trustee under the  Indenture.  See "The  Exchange  Offer--  Exchange  Agent" and
                                             "Description of the Debentures -- Regarding the Trustee."

Information Agent........................    Corporate  Investor  Communications,  Inc.  will  serve  as the  Information  Agent  in
                                             connection  with  the  Exchange  Offer.  The  Information   Agent's  telephone  no.  is
                                             1-877-977-6192 (toll-free). See "The Exchange Offer-- Information Agent."

Common Stock Outstanding.................    Approximately  14,906,152  shares of common stock were  outstanding  as of February 14,
                                             2000.

                                  RISK FACTORS

         Investment in the Debentures is subject to certain risks and other factors, including but not limited to those set forth below. In considering the Exchange Offer, an investor should carefully consider the following risk factors, as well as the risk factors appearing in the Company's filings with the Commission and incorporated herein by reference, including the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999, and all other information appearing in this Offering Circular, as well as his or her particular financial circumstances, investment objectives and tax situation.

Exchange Offer Subject to Certain Contingencies

         The Exchange Offer is subject to certain contingencies that are not within the control of the Company. First, the Exchange Offer is subject to the condition that holders of at least 500,000 Shares validly tender their Shares. If less than 500,000 Shares are validly tendered, the Company will accept none of the Shares and the Exchange Offer will be terminated or extended. If more than 2,500,000 Shares are validly tendered, the Company will allocate Debentures among the tendering stockholders on a pro-rata basis based on the number of Shares tendered. In addition, the Exchange Offer requires qualification of the Indenture under the Trust Indenture Act and may require certain approvals or consents from government regulatory agencies, self regulatory organizations, and other third parties. Certain consents may be obtained only if the Company is willing to provide certain concessions to third parties. There can be no assurance that all required conditions, consents, or regulatory approvals will be obtained or achieved in a timely manner. Moreover, the Exchange Offer may be modified or withdrawn in certain circumstances subject to the discretion of the Company's Board of Directors.
See "The Exchange Offer-- Conditions to and Amendment of the Exchange Offer."

Loss of Rights Associated with Common Stock

         To the extent that stockholders exchange their Shares for Debentures, they will be relinquishing certain rights available to holders of Common Stock in exchange for acquiring rights as holders of debt. Stockholders whose Shares are validly tendered and accepted for exchange will lose the right to share in any capital appreciation of the Company's Common Stock, will not be entitled to vote upon any matters submitted to the Company's stockholders, and will no longer be entitled to dividends paid, if any, on the Company's Common Stock. In addition, even if the Debentures can be listed, it is likely that trading in the Debentures will be thin and that the liquidity of a tendering stockholder's investment in the Company will be reduced.

Market Issues

         If successful, the Exchange Offer will reduce the Company's stockholder's equity and increase its indebtedness, thereby increasing the Company's debt to equity ratio and its debt service obligations. There can be no assurance that the market will not regard these results unfavorably and that the price of the Company's Common Stock will not be adversely affected. To the extent that the market does not regard the Exchange Offer as favorable, the market price of the Debentures also could be adversely affected. In addition, although the Company believes that the Exchange Offer complies with all applicable listing and maintenance requirements imposed by the Nasdaq National Market, there can be no assurance that issues regarding the Common Stock's listing status will not arise.

Possible Lack of Trading Market for Debentures

         No market currently exists for the Debentures. Although the Company has applied to list the Debentures on AMEX, there is no assurance that such listing will be accomplished, or, if listed, as to the extent of trading that will develop in the Debentures. Accordingly, no assurance can be given as to the liquidity of the Debentures after their issuance or the prices at which they may trade, or that a trading market will develop.

Increased Percentage of Shares Held by Management

         As of February 14, 2000, the Company's executive officers and directors beneficially owned approximately 34% of the outstanding Shares of the Company's Common Stock, with Mr. Ernest Garcia II, the Company's Chairman of the Board, beneficially owning approximately 32%. Mr. Garcia has advised the Company that he will participate in the Exchange Offer. See "The Exchange Offer - Executive Officer and Director Participation." If Mr. Garcia tenders the maximum number of shares that he has advised us he will tender, and:

o........assuming the minimum  number of Shares are  exchanged  in the  Exchange
              Offer, the Company's executive officers and directors will beneficially own (without inclusion of vested options) approximately 33% of the Company's outstanding Shares of Common Stock (with Mr. Garcia owning approximately 31%); and

o assuming the maximum number of Shares are exchanged in the Exchange Offer (and assuming Mr. Garcia tenders 25% of the shares exchanged), the Company's executive officers and directors will beneficially own approximately 36% of the Company's outstanding Shares of Common Stock (with Mr. Garcia owning approximately 33%).

Restrictions Imposed by Terms of Debentures

         The Indenture will contain certain covenants that, among other things, will require the Company to maintain at all times a Consolidated Net Worth (as defined herein) of at least $100,000,000. If the Company fails to meet this covenant, such failure will constitute an Event of Default (as defined herein) under the Indenture. See "Description of the Debentures." As of December 31, 1999, the Company's Consolidated Net Worth was $165.7 million. If the maximum Shares are tendered and $27,500,000 of Debentures are issued, the Company's Consolidated Net Worth will be approximately $143.0 million (depending on the stock price at the time the Debentures are issued) and if the minimum Shares are issued, the Company's Consolidated Net Worth will be approximately $161.0 million (depending on the stock price at the time the Debentures are issued). There can be no assurance that the Company will be able to satisfy this financial covenant and any other covenants contained in the Indenture in the future. If the Company is unable to cure an Event of Default on a timely basis, the principal amount of the Debentures may be declared immediately due and payable. There can also be no assurance that this financial covenant will not materially and adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities, including implementation of its business and growth strategies.

Arbitrary Determination of Terms of Debentures

         The Company has determined the terms of the Debentures without retaining any independent financial advisor or investment banking firm. Accordingly, there can be no assurance that the terms of the Debentures are fair from a financial point of view to tendering stockholders. In this regard, there can be no assurance that if the Company were to issue subordinated debt in the capital markets, the interest rate on such debt would not be higher than 11% per annum, or that the financial and other covenants would not be more restrictive. For example, companies that issue unsecured, non-investment grade subordinated debt similar to the Debentures typically are subject to more restrictions than those imposed by the Indenture with respect to the Debentures, including restrictions on incurring additional indebtedness above a specified amount or in violation of a specified formula, paying dividends or making certain other distributions, payments and investments, creating liens, and engaging in transactions with affiliates or in unrelated businesses, among others. In addition, the terms of such securities typically include a change of control provision, which typically provides a right to debt holders to force a company to redeem their debt in the event of a change of control of that company's voting securities. As a result, stockholders who tender their Shares in exchange for Debentures may not receive the same level of protection that typically would be afforded to holders of unsecured, non-investment grade subordinated debt issued by other similarly situated companies. In addition, the relative lack of standard restrictive covenants may adversely affect the liquidity and the trading price of the Debentures.

No Assurance of Increased Earnings Per Share

         Although the primary purpose of the Exchange Offer is to reduce the number of the Company's outstanding shares of Common Stock, thereby offering the potential for increased earnings per share in the future, the reduction in equity and corresponding increase in indebtedness could have a negative effect on earnings per share. In this regard, the table set forth in the Section entitled "Certain Pro Forma Financial Information," which shows the pro forma effects of the Exchange Offer on the Company's financial results assuming the minimum and maximum number of Shares tendered, indicates that earnings per share from continuing operations for the year ended December 31, 1999 would have decreased slightly on a pro forma basis. For the year ended December 31, 1998, the table shows that earnings per share from continuing operations would have decreased significantly assuming the maximum number of Shares was exchanged. Further, following the Exchange Offer, the Company expects that the Debentures will be recorded at the fair market value of the Shares tendered in exchange as of the date the Shares are exchanged, with the difference being amortized over the term of the Debentures as additional interest expense, which would have a negative effect on earnings per share.

Marginability

         Generally speaking, the Debentures should be margin stock for purposes of Regulation T which governs the extension of credit by brokers and dealers and, to the extent the Debentures are listed on a national securities exchange, for Regulation U which governs the extension of credit by other lenders. Under Regulation U, the Debentures will likely not be margin stock if they are not listed on a national securities exchange. Under Regulation T, the required margin for the Debentures will likely be the margin required by the creditor in good faith or the percentage set by the regulatory authority where the trade occurs, whichever is greater. Under Regulation U, the maximum loan value of margin stock is fifty percent (50%) of its current market value, while the maximum loan value of non-margin stock and other collateral is their good faith loan value.

         In addition, under Regulation U, to enable a customer to participate in an exchange offer that is made to holders of an issue of margin stock, a lender may allow substitution of the securities received in the exchange, and a non-margin, non-exempted security acquired in exchange for a margin stock will be treated as if it were a margin stock for a period of 60 days following the exchange.

         Stockholders contemplating an exchange of Common Stock for Debentures should consult with their brokers concerning the marginability of the Debentures and the required margin.

Increased Leverage and Debt Service Obligations

         Following the Exchange Offer, the Company will be more highly leveraged and will have incurred substantial additional debt service in addition to operating expenses and planned capital expenditures. At December 31, 1999, as adjusted to give effect to the issuance of the maximum $27,500,000 principal amount of the Debentures, the total indebtedness of the Company would have been approximately $363.6 million. Assuming the issuance of the maximum $27,500,000 principal amount of the Debentures pursuant to the Exchange Offer, the Company would incur additional debt service of approximately $3.0 million annually.

         The Company's increased level of indebtedness may have several important effects on its future operations, including, without limitation, (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest and principal on its indebtedness, reducing the funds available for operations and for capital expenditures, including acquisitions,
(ii) covenants contained in the Indenture will require the Company to meet certain financial tests, and other restrictions may limit its ability to borrow additional funds or to dispose of assets, and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities, (iii) the Company's leveraged position will substantially increase its vulnerability to adverse changes in general economic, industry and competitive conditions, (iv) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited, and (v) the Company's leveraged position and the various covenants contained in the Indenture may place the Company at a relative competitive disadvantage as compared to certain of its competitors. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic, industry and competitive conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control, or its ability to raise additional equity. There can be no assurance that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required, among other things, to seek additional financing in the debt or equity markets, to refinance or restructure all or a portion of its indebtedness, including the Debentures, to sell selected assets, or to reduce or delay planned capital expenditures and growth or business strategies. There can be no assurance that any such measures would be sufficient to enable the Company to service its debt, or that any of these measures could be effected on satisfactory terms, if at all.

         If the Company fails to pay any required payment of interest or principal with respect to the Debentures on a timely basis, such failure will constitute a default under the terms of the Indenture. An event of default under the Indenture also may trigger an event of default under certain other existing obligations of the Company, including its revolving credit facility (the "Revolving Facility") with General Electric Capital Corporation ("GE Capital"). As a result, the incurrence of additional debt resulting from the Exchange Offer will increase the risk of possible default by the Company with respect to its current and future obligations.

Subordination

         The Debentures will be unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture), which includes virtually all of the Company's existing indebtedness, except its 12% Subordinated Debentures due 2003 previously issued under the Indenture (the "12% Debentures"). The Debentures will rank pari passu with the 12% Debentures. The Debentures will rank senior only to other indebtedness of the Company that expressly provides that it is subordinated in right of payment to the Debentures, if any. In the event of bankruptcy, liquidation, insolvency, reorganization or similar proceeding relating to the Company, the assets of the Company will be available to pay obligations on the Debentures only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures outstanding. The Company may not pay principal of or interest on the Debentures, make any deposit pursuant to defeasance provisions or repurchase or redeem or otherwise retire any Debentures (i) if any payment obligation on Senior Indebtedness is not paid when due or (ii) if any other event of default on Senior Indebtedness occurs that permits the holders of such Senior Indebtedness to accelerate the maturity of such Senior Indebtedness, in accordance with its terms, and the Trustee for the Debentures receives a notice of such default unless, in either case, the default has been cured or waived, any such acceleration has been rescinded or such Senior Indebtedness has been paid in full or, in the case of any default other than a payment default, 179 days have passed since the default notice is given. In addition, if there exists an event of default as such term is defined in any instrument creating or evidencing any Designated Senior Indebtedness (described below), on any Designated Senior Indebtedness or if an executive officer of the Company has actual knowledge of a default on any Designated Senior Indebtedness, which with notice or lapse of time or both would become an event of default, then no payment can be made on the Debentures for a period of 179 days from the date of such event of default or the date that an executive officer of the Company obtains actual knowledge that there is such a default unless such default is cured or waived or a representative of such Designated Senior Indebtedness terminates the payment blockage period. Moreover, even if there is an event of default with respect to the Debentures and the Debentures are declared due and payable as a result thereof, no payment can be made on the Debentures while any Designated Senior Indebtedness is outstanding without the consent of the Designated Senior Indebtedness. In the event that there is an event of default under the Designated Senior Indebtedness or an executive officer of the Company has actual knowledge of a default under Designated Senior Indebtedness and a payment is made on the Debentures in violation of the above provisions, holders of Debentures receiving such payment may be required to return the monies paid for the benefit of the Senior Indebtedness. In addition, in an insolvency, bankruptcy or liquidation scenario, there is always the risk that senior creditors would seek to recover any monies paid on the Debentures. Designated Senior Indebtedness includes the Revolving Facility with GE Capital and certain indebtedness secured by the stock of the Company's securitization subsidiaries and certain other residual interests, as amended from time to time and any refundings or replacements thereof, as well as any other Senior Indebtedness designated by the Company from time to time as Designated Senior Indebtedness. There are no restrictions in the Indenture on the ability of the Company to designate Senior Indebtedness as Designated Senior Indebtedness. As of December 31, 1999, without including any indebtedness under the Debentures or the 12% Debentures, the Company had approximately $341.1 million of indebtedness outstanding, approximately $94 million of which would be Senior Indebtedness (not including the on balance sheet indebtedness related to the Company's securitizations) and approximately $76 million of which would be Designated Senior Indebtedness. Additional Senior Indebtedness and Designated Senior Indebtedness may be incurred by the Company and its subsidiaries from time to time, subject to certain restrictions imposed by the Indenture, the Revolving Facility with GE Capital and other agreements of the Company. See "Description of the Debentures -- Subordination" and "-- Certain Covenants."

Holding Company Structure; Effects of Asset Encumbrances

         The Debentures will be unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Debentures will also be structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries. Substantially all of the Company's operating income is generated by its subsidiaries and the Company generally does not hold assets other than the stock of its subsidiaries. As a result, the Company will rely on dividends and other payments received from its subsidiaries to provide substantially all of the funds necessary to meet its debt service obligations, including the payment of principal of and interest on the Debentures. Certain agreements of the Company may now or in the future limit the ability of its subsidiaries in certain situations to pay dividends to the Company or to repay intercompany debt. The Debentures are not guaranteed by any of the subsidiaries of the Company, and therefore, should the Company fail to satisfy any payment obligation under the Debentures, the holders would not have a direct claim therefor against the subsidiaries. Any indebtedness incurred directly by the subsidiaries of the Company, including guarantees, will be senior in right of payment to the common stock of such subsidiaries. This means that in the event of any liquidation or bankruptcy of a subsidiary, all debt of such subsidiary would be entitled to be paid before any amounts would be available to the Company by virtue of ownership of the common stock. Except as described above under "Risk Factors -- Restrictions Imposed by Terms of Debentures" and under "Description of the Debentures -- Certain Covenants," the Indenture will not limit the ability of the Company and its subsidiaries to incur additional indebtedness, including Senior Indebtedness. Moreover, certain Senior Indebtedness of the Company is now and may in the future be guaranteed by, and secured by the assets of, the Company's subsidiaries. In the event of a default under any such Senior Indebtedness, the lenders thereunder would be entitled to a claim on the assets securing such indebtedness. Accordingly, because of any or all of the above, the Company may not have sufficient monies available from its subsidiaries or from other means, or assets remaining after payment of prior claims from time to time, to pay amounts due on the Debentures. In addition, the Company has pledged the stock of Ugly Duckling Receivables Corporation ("UDRC") and Ugly Duckling Receivables Corporation II ("UDRC II"), which are the Company's wholly-owned special purpose "bankruptcy remote" entities, to secure a $38 million loan with certain third party lenders. Their assets, including assets in discontinued operations, are comprised of Residuals in Finance Receivables Sold and Investments Held In Trust, in the amounts of approximately $16.7 million and $11.9 million, respectively, at December 31, 1999. These amounts would not be available to satisfy claims of creditors of the Company on a consolidated basis even if the stock of such subsidiaries were not pledged.

Risk of Prepayment

         The Debentures are subject to redemption at the option of the Company in whole at any time or in part from time to time without penalty or premium upon notice to the holders of the Debentures. As a result, the holders of the Debentures will be subject to a risk of prepayment at a time when interest rates may be generally declining. In such case, holders of Debentures that are redeemed who tendered their Shares to acquire an interest-bearing security will no longer have the right to receive interest and may be forced to reinvest the redemption proceeds in securities with a lower rate of interest.

Fraudulent Transfer Statutes

         Various fraudulent conveyance laws enacted for the protection of creditors may apply to the issuance of the Debentures. Under federal or state fraudulent transfer laws, if a court were to find that, at the time the Debentures were issued, the Company (i) issued the Debentures with the intent of hindering, delaying or defrauding current or future creditors or (ii) (A) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Debentures and (B) (1) was insolvent or was rendered insolvent or contemplated insolvency by reason of the issuance of the Debentures, (2) was engaged, or about to engage, in a business or transaction for which its assets or capital were unreasonably small or (3) intended to incur, or believed (or should have believed) it would incur, debts beyond its ability to pay as such debts mature (as all of the foregoing terms are defined in or interpreted under such fraudulent transfer statutes), such court could void all or a portion of the Company's obligations to the holders of the Debentures, or void or subordinate the Company's obligations to the holders of the Debentures, and take other action detrimental to the holders of the Debentures, including in certain circumstances, invalidating the Debentures. In that event, there would be no assurance that any repayment on the Debentures would ever be recovered by the holders of the Debentures.

         The definition of insolvency for purposes of the foregoing consideration varies among jurisdictions depending upon the federal or state law that is being applied in any such proceeding. Generally, however, the Company would be considered insolvent at the time it incurs the indebtedness constituting the Debentures, if (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute or matured or (ii) it is incurring debts beyond its ability to pay as such debts mature. Based upon financial and other information, the Company believes that it is solvent and will continue to be solvent after issuing the Debentures, will have sufficient capital for carrying on its business after such issuance and will be able to pay its debts as they mature. There can be no assurance, however, that a court passing on such standards would agree with the Company. There can also be no assurance as to what standard a court would apply in order to determine whether the Company was "insolvent" as of the date the Debentures were issued, or that, regardless of the method of valuation, a court would not determine that the Company was insolvent on that date or otherwise agree with the Company with respect to the above standards.

Certain United States Federal Income Tax Risks

     Tax Consequences of Exchange Offer

         The exchange of Shares for Debentures by a tendering stockholder pursuant to the Exchange Offer will be a taxable event treated for United States federal income tax purposes as either (1) a sale or exchange of the stockholder's Shares or (2) a deemed distribution of property by the Company with respect to such Shares.

         Sale or exchange treatment will result if a tendering stockholder satisfies any of three tests under Section 302 of the Code which measure reductions in a stockholder's overall equity interest. If treated as a sale or exchange, a stockholder should recognize capital gain or loss in an amount equal to the difference between (a) the "issue price" of the Debentures, and (b) the stockholder's adjusted tax basis of the Shares exchanged pursuant to the Exchange Offer. Depending upon the particular circumstances, the "issue price" of the Debentures will be either (a) the fair market value of the Debentures as of the date of the Exchange, (b) the fair market value of the Shares as of the date of the Exchange, (c) the "stated redemption price at maturity" of the Debentures (generally the face amount of the Debentures), or (d) the present value of all payments to be made on the Debentures, discounted at the applicable federal rate.

         If none of the Section 302 tests is satisfied, then to the extent of the Company's current or accumulated "earnings and profits" (as determined for federal income tax purposes), a tendering stockholder will be treated as having received a dividend taxable as ordinary income in an amount equal to the fair market value of the Debentures received without reduction for the adjusted tax basis of the Shares exchanged pursuant to the Exchange Offer. The stockholder's adjusted tax basis in the Shares exchanged will be added to the stockholder's remaining Shares; however, if the stockholder retains no Shares following the exchange, the benefit of such basis will be permanently lost. To the extent, if any, that the fair market value of the Debentures exceeds the Company's current and accumulated earnings and profits (as determined for federal income tax purposes), the excess will be treated first as a tax-free return of such stockholder's tax basis in the Shares and thereafter as capital gain. Corporate stockholders receiving a dividend must assess the applicability of the dividends-received deduction to the extent applicable and the impact of Section 1059 governing "extraordinary dividends."

         In determining whether any one of the Section 302 tests is satisfied, a tendering stockholder must take into account not only the Shares actually owned by such stockholder but also Shares which are constructively owned by the stockholder by reason of attribution rules contained in Section 318 of the Code. The Company cannot predict whether or to what extent the Exchange Offer will be oversubscribed. If the Exchange Offer is oversubscribed, proration of the tenders pursuant to the Exchange Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a stockholder can be given no assurance that a sufficient number of such stockholder's Shares will be exchanged pursuant to the Exchange Offer to ensure that such exchange will satisfy one or more of the Section 302 tests and be treated as a sale, rather than as a dividend, for United States federal income tax purposes.

         If a stockholder sells Shares to persons other than the Company at or about the same time such holder also exchanges Shares pursuant to the Exchange Offer and the various sales effected by the stockholder are part of a plan to reduce or terminate the stockholder's proportionate equity interest in the Company, then sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the stockholder's exchange of Shares pursuant to the Exchange Offer and, if integrated, should be taken into account in determining whether a tendering stockholder satisfies any of the
Section 302 tests.

         Because a tendering stockholder will receive no cash pursuant to the Exchange Offer, a stockholder will need to use other cash resources of the stockholder to satisfy any tax liability arising from an exchange of Shares for Debentures.

         See "Certain United States Federal Income Tax Consequences" -- "Certain Federal Income Tax Consequences to Tendering Stockholders" -- "Characterization of the Exchange."

     Interest on Debentures -- General

         In general, stated interest on the Debentures will be taxable as ordinary income to holders of Debentures at the time such amounts are accrued or received in accordance with the holder's method of accounting. See "Certain United States Federal Income Tax Consequences" -- "Certain Federal Income Tax Consequences to Prospective Holders of Debentures" -- "Interest on the Debentures -- General". Depending upon a stockholder's particular circumstances, the tax consequences of holding Debentures may be less advantageous than the consequences of holding Shares because, for example, interest payments on the Debentures will not be eligible for any dividends-received deduction that might otherwise be available to corporate stockholders.

     Original Issue Discount on Debentures

         The Debentures may be issued with significant "original issue discount" ("OID") for United States federal income tax purposes. Consequently, holders of the Debentures may be required to recognize significant amounts of ordinary income in advance of receipt of the cash payments to which the income is attributable for United States federal income tax consequences, regardless of the holders' methods of accounting. See "Certain United States Federal Income Tax Consequences" -- "Certain Federal Income Tax Consequences to Prospective Holders of Debentures" -- "Original Issue Discount on Debentures" and "Taxation of Original Issue Discount on Debentures."

     Market Discount

         If the "issue price" of a Debenture exceeds the holder's adjusted tax basis in the Debentures at the time of the exchange of Shares for Debentures, the Debenture will be considered issued with "market discount" unless such excess is less than a specified de minimis amount. Under the market discount rules, a holder of a market discount Debenture will be required to treat any principal payment on the Debenture or any gain on a sale, exchange or other disposition of the Debenture as ordinary income to the extent of the market discount which has not previously been included in income and which is treated as having accrued on the Debenture at the time of such payment or disposition. Additionally, a holder of such a Debenture may be required to defer, until the maturity of the Debenture or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Debenture. See "Certain United States Federal Income Tax Consequences" -- "Certain Federal Income Tax Consequences to Prospective Holders of Debentures" - "Market Discount."

         STOCKHOLDERS CONTEMPLATING AN EXCHANGE OF SHARES FOR DEBENTURES PURSUANT TO THE EXCHANGE OFFER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF EXCHANGES MADE BY THEM PURSUANT TO THE EXCHANGE OFFER AS WELL AS THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES ASSOCIATED WITH THE OWNERSHIP OF DEBENTURES RECEIVABLE IN THE EXCHANGE.

Forward Looking Statements

         This Offering Circular contains certain forward looking statements. Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Commission or otherwise. Such statements may include, but not be limited to, estimates of the value of the Company's Common Stock, projections of revenues, income, earnings per share, loss, capital expenditures, plans for future operations, financing needs or plans, the Company's ability to service its debt obligations, and plans relating to products or services of the Company as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this Offering Circular, including those contained in the section entitled "Risk Factors," and in the section entitled "Background, Purpose and Effect of the Exchange Offer," describe factors, among others, that could contribute to or cause such differences. The Company undertakes no obligation to update any forward looking statements.

                               THE EXCHANGE OFFER

General

         The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, to exchange up to $27,500,000 aggregate principal amount of its Debentures for up to 2,500,000 Shares of its outstanding Common Stock on the basis of $11.00 principal amount of Debentures for each Share of Common Stock outstanding.

         If more than 2,500,000 Shares are tendered, the Company will accept no more than 2,500,000 Shares of Common Stock, with Debentures to be allocated among the tendering stockholders on a pro rata basis. If less than 500,000 Shares are tendered, the Company will not accept any of the Shares tendered and the Exchange Offer will be terminated, unless it is extended. The Exchange Offer is subject to a number of additional conditions. See "The Exchange Offer -- Conditions to and Amendment of the Exchange Offer."

         Stockholders who do not tender will retain their Shares of Common Stock and stockholders who tender will receive Debentures with the following rights compared to those associated with the ownership of Common Stock.

                     Common Stock                                                    Debentures
-------------------------------------------------------          ---------------------------------------------------
Equity;  pro rata claim to assets of the Company  after          Debt;  right to receive specified principal amount
payment of all debt obligations,  plus right to share            with senior claim to assets of the Company compared
in capital appreciation.                                         to holders of equity, but subordinated to all other
                                                                 senior debt obligations of the Company, plus the right
                                                                 to  receive  interest,  but no  right  to  capital
                                                                 appreciation.  The Debentures will rank pari passu
                                                                 with  the 12%  Subordinated  Debentures  due  2003
                                                                 previously issued under the Indenture.

No  interest   payable  on  Common   Stock,   although           Interest at 11% year annum,  payable  semiannually
dividends are possible.                                          in  cash  on  each  April  15  and   October   15,
                                                                 commencing April 15, 2000.

Voting   rights   on   all   matters    submitted   to           No voting rights.
stockholders.

Shares  are  listed  on  Nasdaq  and  are  subject  to           The Company has applied to list the  Debentures on
established trading market.                                      AMEX;  no  assurance  of  such  listing  or of any
                                                                 effective   trading  market  even  if  listing  is
                                                                 effected.

         The foregoing table is set forth for comparative purposes only and does not take into account all factors relating to a comparison of the Shares to the Debentures, nor does it take into account any factors relating to the tax consequences of accepting the Exchange Offer. For a more complete description of the Debentures and the Common Stock, see "Description of the Debentures" and "Description of Capital Stock." See also "Certain United States Federal Income Tax Consequences."

         Tendering stockholders will not be obligated to pay brokerage commissions or fees or, subject to Instruction 9 of the Letter of Transmittal, transfer taxes with respect to the exchange of Shares for Debentures pursuant to the Exchange Offer. The Company will pay all charges and expenses of the Exchange Agent, the Information Agent, and the Trustee in connection with the Exchange Offer. See "The Exchange Offer -- Payment of Expenses."

Executive Officer and Director Participation

         The executive officers and directors of the Company have advised the Company that they will participate in the Exchange Offer as follows:

---------------------------------------- -------------------------------------- --------------------------------------
                 NAME                                    TITLE                              PARTICIPATION
                 ----                                    -----                              -------------
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Ernest C. Garcia II                      Chairman of the Board                  294,500   shares,   if  the   maximum
                                                                                number of  shares  are  tendered.  If
                                                                                less  than  the  maximum   number  of
                                                                                shares are tendered,  Mr. Garcia will
                                                                                tender the greater of 294,500  Shares
                                                                                or 25% of the Shares tendered.
---------------------------------------- -------------------------------------- --------------------------------------

Expiration Time, Extensions, Termination and Amendments

         The Exchange Offer will terminate at 5:00 p.m., New York City time, on March 21, 2000, unless extended by the Company in its sole discretion. During any extension of the Exchange Offer, all Shares previously tendered and not yet exchanged will remain subject to the Exchange Offer (subject to withdrawal rights specified herein) and may be accepted for exchange by the Company. The later of 5:00 p.m., New York City time, on March 21, 2000, or the latest time and date to which the Exchange Offer may be extended, is referred to herein as the "Expiration Time."

         The Company expressly reserves the right, at any time or from time to time, to extend the period of time for which the Exchange Offer is to remain open by giving oral or written notice to Harris Trust and Savings Bank (the "Exchange Agent") of such extension prior to 9:00 am., New York City time, on the business day after the previously scheduled Expiration Time. The Company also expressly reserves the right (i) to terminate the Exchange Offer and not accept for exchange any Shares not theretofore accepted for exchange upon the occurrence of any of the events set forth herein under "The Exchange Offer -- Conditions to and Amendment of the Exchange Offer" or (ii) to amend the Exchange Offer. Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 am., New York City time, on the next business day after the previously scheduled Expiration Time. Without limiting the manner in which the Company may choose to make such public announcement, the Company shall not, unless otherwise required by law, have an obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

How to Tender

         Except as set forth below, for a stockholder to duly tender Shares pursuant to the Exchange Offer, certificates representing the Shares (or a confirmation of a book-entry transfer of the Shares into the Exchange Agent's account at The Depository Trust Company ("DTC") as described below), together with a properly completed and duly executed Letter of Transmittal or manually signed facsimile thereof, with any required signature guarantees, or an Agent's Message in the case of a book-entry transfer, and any other required documents, must be transmitted to and received by the Exchange Agent on or prior to the Expiration Time at one of the addresses specified below under "The Exchange Offer -- Exchange Agent." LETTERS OF TRANSMITTAL AND CERTIFICATES REPRESENTING THE SHARES SHOULD NOT BE SENT TO UGLY DUCKLING OR TO THE INFORMATION AGENT. Signatures on Letters of Transmittal need not be guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD") or by a commercial bank or trust company having an office in the United States ("Eligible Institution"), provided the Shares tendered pursuant thereto are tendered (i) by a registered holder of the Shares who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In all other cases, signatures must be guaranteed by an Eligible Institution. If Shares are registered in the name of a person other than the signer of the Letter of Transmittal, the certificates representing the Shares must be endorsed by, or be accompanied by, a written instrument or instruments of transfer or exchange in form satisfactory to the Company, duly executed by the registered holder, with the signature thereon guaranteed as aforesaid.

         The Exchange Agent has established an account with respect to the Shares at DTC and any financial institution which is a participant in the DTC system may make book-entry delivery of the Shares by causing DTC to transfer such Shares into the Exchange Agent's account in accordance with DTC's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees, or an Agent's Message in the case of a book-entry thereof, and any other required documents, must in any case be transmitted to and received by the Exchange Agent prior to the Expiration Time at one of the addresses specified below under "The Exchange Offer -- Exchange Agent", or the guaranteed delivery procedure described below must be complied with. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Exchange Agent.

         Tendering stockholders are required under federal income tax law to provide a correct Taxpayer Identification Number on a Substitute Form W-9, which is included, together with guidelines relating to the form, with the Letter of Transmittal. Failure to complete and return this Substitute Form W-9 to the Exchange Agent may subject a stockholder to a $50 penalty imposed by the Internal Revenue Service and will result in backup withholding of 31% on interest and other payments with respect to the Debentures and cash in lieu of fractional interests in the Debentures.

         The method of delivery of certificates representing the Shares and all other required documents is at the election and risk of the tendering stockholder but delivery by registered mail with return receipt requested, properly insured, is recommended.

         If a stockholder desires to tender Shares and certificates representing the Shares are not immediately available or time will not permit such holder's Letter of Transmittal, certificates representing the Shares or other required documents to reach the Exchange Agent before the Expiration Time, such holder's tender may be effected if:

(a)      such tender is made through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Company, is received prior to the Expiration Time by the Exchange Agent as provided below; and

(c) the Common Stock Certificates (or a Book-Entry Confirmation) evidencing all tendered Common Stock, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Exchange Agent within three Nasdaq National Market trading days of the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market is open for business.

         The acceptance by a stockholder of the Exchange Offer pursuant to one of the procedures set forth above will constitute an agreement between the stockholder and the Company in accordance with the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal.

         The Company will accept Shares by giving notice thereof to the Exchange Agent.

         All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders not in proper form or the acceptance of which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any of the Shares. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final. No tender of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. Neither the Company, the Information Agent, the Exchange Agent nor any other person shall be under any duty to give notification of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notification.

Withdrawal Rights

         All tenders duly and validly made are irrevocable, except that Shares tendered pursuant to the Exchange Offer may be withdrawn prior to the Expiration Time, and, unless theretofore accepted for exchange as provided in the Exchange Offer, may also be withdrawn after 5:00 p.m., New York City time, on April 17, 2000.

         To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be received by the Exchange Agent on a timely basis at one of the addresses specified under "The Exchange Offer -- Exchange Agent." Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the names in which the Shares are registered if different from that of the tendering stockholder and the number of Shares to be withdrawn. If certificates representing the Shares have been physically delivered to the Exchange Agent, then prior to the release of such certificates, the tendering stockholder must also submit the certificate number of the certificates representing the Shares to be withdrawn and the signature on such holder's notice of withdrawal must be guaranteed by an Eligible Institution. If certificates representing the Shares have been delivered pursuant to the book-entry procedures set forth above under "The Exchange Offer -- How to Tender," any notice of withdrawal must specify the name and number of the participant's account at DTC to be credited with the withdrawn Shares. All questions as to validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. Any Shares effectively withdrawn will be deemed not to have been duly tendered for purposes of the Exchange Offer.

         None of the Company, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. However, the Exchange Agent will attempt to correct any defective tenders by contacting the tendering stockholder. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, withdrawn Shares may be retendered by following one of the procedures described under "The Exchange Offer -- How to Tender" at any time prior to the Expiration Time.

Acceptance of Shares for Exchange; Delivery of Debentures to be Exchanged

         Upon the terms and subject to the conditions of the Exchange Offer, the acceptance for exchange of Shares validly tendered and not withdrawn will be made promptly after the Expiration Time. For purposes of the Exchange Offer, the Company will be deemed to have accepted for exchange validly tendered Shares when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering stockholders for the purposes of receiving Debentures from the Company and transmitting such securities to such stockholders. If the Company should extend the Exchange Offer or be delayed in consummation of the Exchange Offer for any reason, then, without prejudice to the Company's rights under the Exchange Offer, the Exchange Agent acting on behalf of the Company may retain tendered Shares, and such Shares may not be withdrawn, subject to the withdrawal rights of tendering stockholders set forth above under "The Exchange Offer -- Withdrawal Rights." Tendered Shares not accepted for exchange by the Company because of an invalid tender, the termination of the Exchange Offer as a result of the existence of a condition set forth below under "The Exchange Offer -- Conditions to and Amendment of the Exchange Offer" or for any other reason, will be returned without expense to the tendering stockholders (or, in the case of Shares delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in the DTC system who delivered such Shares) as promptly as practicable following the expiration or termination of the Exchange Offer.

         Delivery of Debentures in exchange for Shares tendered pursuant to the Exchange Offer will be made by the Company to the Exchange Agent, as agent for the tendering stockholders, only after receipt by the Exchange Agent of certificates representing the tendered Shares (or confirmation of the book-entry transfer of such Shares into the Exchange Agent's account at DTC), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), or an Agent's Message, in the case of a book-entry transfer, and any other required documents.

Denominations; Fractional Interests

         The Debentures will be issued only in denominations of $1.00 and integral multiples thereof.

Proration if Shares Tendered Exceed Maximum

         If stockholders tendering Shares validly tender more than 2,500,000 Shares, the Company will accept for exchange no more than 2,500,000 Shares. In such event, Debentures will be allocated to tendering stockholders on a pro rata basis based on the number of Shares tendered by each tendering stockholder. The Company will accept from each tendering stockholder that number of Shares equal to 2,500,000 multiplied by a fraction, the numerator of which is the total number of Shares validly tendered by such tendering stockholder and the denominator of which is the total number of Shares validly tendered by all tendering stockholders. The number of Shares will be rounded up or down as nearly as practicable to result in the tender of whole Shares rather than fractional Shares. Any Shares not accepted by the Company as a result of the allocation described above will be returned promptly to the tendering stockholder.

Conditions to and Amendment of the Exchange Offer

         The Exchange Offer is subject to the tender of a minimum of 500,000 Shares, and to the other conditions described below.

         An application will be filed with the Commission for qualification of the Indenture under which the Debentures will be issued under the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Exchange Offer is conditioned upon the Indenture being qualified under the Trust Indenture Act. In addition to the foregoing conditions, the Company may decline to accept any Shares in exchange for Debentures and may withdraw the Exchange Offer as to Shares not then accepted if, before the time of acceptance, there shall have occurred any of the following events which, in the Company's sole judgment, makes it inadvisable to proceed with such acceptance:

(a) any government agency or other person shall have instituted or threatened any action or proceeding before any court or administrative agency (i) challenging the acquisition of Shares pursuant to the Exchange Offer or otherwise in any manner relating to the Exchange Offer or (ii) otherwise materially adversely affecting the Company, or there shall have occurred any existing action or proceeding with respect to the Company; or

(b) any statute, rule or regulation shall have been proposed or enacted, or any action shall have been taken by any governmental authority, which would or might prohibit, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

(c) any state of war, national emergency, banking moratorium or suspension of payments by banks in the State of New York shall have occurred, or any currency or exchange control laws or regulations or general suspension of trading or limitation on prices on Nasdaq shall have been imposed or there shall have occurred a material adverse change in the securities markets generally; or

(d) any required consents or approvals from third parties or government regulatory agencies shall not have been obtained; or

(e) the Exchange Offer would result in the Company's Shares being delisted from the Nasdaq National Market; or

(f) any material change, or development involving a prospective material change, in or affecting the business or financial affairs of the Company shall have occurred.

         The Company reserves the right to waive any of the foregoing conditions. The Company will determine that these conditions (except for certain regulatory approvals) have been satisfied or waived prior to the Expiration Time. The Company also reserves the right to amend the Exchange Offer by public announcement of any amendment. The Exchange Offer, however, may not be amended or withdrawn unless the amendment or the circumstances described above regarding withdrawal occur prior to the Expiration Time.

Exchange Agent

         Harris Trust and Savings Bank has been appointed as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:

Harris Trust and Savings Bank

         Mailing Address:                  Facsimile Copy Number (For               Hand/Overnight Delivery:
         c/o Harris Trust                 Eligible Institutions Only):
        Company of New York                       212-701-7636                    c/o Harris Trust Company of
        Wall Street Station             Confirm Receipt of Facsimile By                     New York
           P.O. Box 1010                           Telephone                       88 Pine Street, 19th Floor
     New York, N.Y. 10268-1010                    212-701-7624                         New York, NY 10005

          DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION  VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE
WILL NOT CONSTITUTE VALID DELIVERY.

Information Agent

         Corporate  Investor  Communications.  Inc. will act as Information  Agent in connection  with the Exchange
Offer.  For  further  assistance  or  additional  copies of  documents  call the  Information  Agent  toll-free  at
1-877-977-6192 or write to the Information Agent at:

          Mailing Address:                     Facsimile Copy Number                      Hand Delivery:
         Corporate Investor                         201-804-8693                        Corporate Investor
        Communications, Inc.                                                           Communications, Inc.
          111 Commerce Road                                                             111 Commerce Road
      Carlstadt, NJ 01072-2586                                                       Carlstadt, NJ 01072-2586

          LETTERS OF TRANSMITTAL AND  CERTIFICATES  REPRESENTING  THE SHARES SHOULD NOT BE SENT TO THE INFORMATION  AGENT.  See "The
Exchange Offer-- How to Tender."

No Financial Advisor

         No financial advisor has been retained to render, and no financial advisor has rendered, an opinion as to the fairness of the Exchange Offer to holders of the Company's Common Stock or to solicit exchanges of Common Stock for Debentures.

Payment of Expenses

         The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a) (9) thereof. Therefore, the Company will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the Shares. However, regular employees of the Company (who will not be additionally compensated therefor) may solicit tenders and will answer inquiries concerning the Exchange Offer.

         The Company will pay the Exchange Agent and the Information Agent reasonable and customary fees for their services and will reimburse such parties for their reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Circular and related documents to the beneficial owners of the Shares held of record by such persons and in handling or forwarding tenders for their customers.

              BACKGROUND, PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         Ugly Duckling completed its initial public offering in June 1996 with the sale of 2,300,000 Shares of its Common Stock at a price of $6.75 per share. Following the initial public offering, the price of the Company's Common Stock increased significantly, to a high of $25.75 per share in the first quarter of 1997, reflecting a stock market with generally increasing stock prices, a healthy used car sales and finance industry, and growth in the Company's revenues and earnings. Subsequently, however, the used car sales and financing industry has encountered difficulties, with several subprime companies announcing major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. In addition, certain of these companies have filed for bankruptcy protection. These difficulties have corresponded with a general decline in the stock prices of companies involved in this industry. Consistent with this decline, the 52 week price range of the Company's Common Stock as of February 14, 2000 was approximately $4.00 to $9.00 per share. As of February 14, 2000, the closing price of the common stock on Nasdaq was $8.00.

         The Company does not believe that recent prices reflect the underlying value of its Common Stock. In this regard, in establishing a tender price that is significantly higher than the market price of the Shares as of February 14, 2000, the Company considered the following factors, among others.

o The closing price of $8.00 per Share as of February 14, 2000, two business days prior to the announcement of the Exchange Offer, represents a 69% decline from its all-time high in the first quarter of 1997 and a 11% decline from its high in 1999. See "Price Range of Common Stock."

o The recent Share price reflects a discount of approximately 28% to the Company's book value per share of $11.13 as of December 31, 1999. See "Summary Selected Consolidated Financial Data."

o The Company's recent and historical financial results, including the Company's increase in revenues ($467,275,000 million compared to $332,553,000 million) and diluted earnings per share from continuing operations ($0.57 compared to $0.19) for the twelve month period ended December 31, 1999 as compared to the twelve month period ended December 31, 1998. See "Summary Selected Consolidated Financial Data."

         The principal purpose of the Exchange Offer is to reduce the number of Shares of Common Stock outstanding by offering to purchase Shares in the Exchange Offer, thereby offering the potential for increased earnings per share in the future. However, see "Risk Factors - No Assurance of Increased Earnings Per Share" and "Certain Pro Forma Financial Information." In addition, see "Business - Recent Developments - Status of FMAC Transaction" for a description of the relation of the exchange offer to the possible issuance of additional shares of common stock to First Merchants Acceptance Corporation. The Company believes that if it is able to increase earnings per share, this development could have a positive influence on the price of its Common Stock. The increased indebtedness resulting from the Exchange Offer, however, will significantly increase the Company's debt service requirements and could negatively affect earnings per share. See "Risk Factors -- Increased Leverage and Debt Service Obligations" and "-- No Assurance of Increased Earnings Per Share."

         Holders of Shares of Common Stock electing to participate in the Exchange Offer will realize the following benefits.

o In exchange for Shares, tendering stockholders will receive a debt security with a principal amount approximately 38% greater than the market price of the Shares as of February 14, 2000.

o The Debentures will bear interest at 11% per annum, payable each April 15 and October 15 until the Debentures are paid in full.

o The Debentures, although subordinated in right of payment to all other existing and future senior indebtedness of the Company, represent a claim on the Company's assets senior to any claim of the holders of the Company's Common Stock.

         Notwithstanding the benefits to tendering stockholders summarized above, holders of Shares contemplating the Exchange Offer should take into account the following considerations.

o Tendering stockholders receiving Debentures will relinquish the right to share in any capital appreciation of the Company's Common Stock.

o Unlike the Shares, even if the Debentures can be listed on AMEX, it is highly unlikely that trading in the Debentures will be as liquid as trading in the Common Stock.

o Unlike holders of Common Stock, holders of the Debentures will have no rights to vote on matters submitted to the Company's stockholders.

o The Company has the right to prepay the Debentures at any time without penalty or premium by paying the unpaid principal amount and accrued interest on the Debentures.

o                 Tendering   stockholders   will  be  subject  to  certain  tax
                  consequences that may differ from those that would be realized if the Shares were sold for cash.

         Finally, holders of Shares contemplating the Exchange Offer should consider that the Company has not retained any financial advisor or investment banking firm to assist the Company in determining the price and terms of the Indentures or whether the consideration offered in the Exchange Offer is adequate to tendering stockholders. The Company also has not requested any report, opinion, or appraisal relating to the fairness of the consideration being offered pursuant to the Exchange Offer. For a discussion of risk factors which should be taken into account in considering the Exchange Offer, see "Risk Factors."

         If the Exchange Offer is completed, the Shares accepted for exchange will be held by the Company as treasury stock.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company at December 31, 1999 and pro forma to give effect to the exchange of Debentures assuming the minimum and maximum number of Shares were tendered, respectively, as if such exchanges had occurred on December 31, 1999 and were valued at $9.00 per share.

                                                                                              As Adjusted
                                                                                  -------------------------------------
                                                                                       Maximum            Minimum
                                                                                       No. of              No. of
                                                                                       Shares              Shares
                                                                    Actual            Exchanged          Exchanged
                                                               ------------------ ------------------  -----------------
Debt:                                                                       (In thousands and unaudited)
    Revolving Facility......................................     $       41,717     $       41,717     $        41,717
    Notes Payable...........................................            270,215            270,215             270,215
    Subordinated Notes Payable..............................             29,217             29,217              29,217
    11% Subordinated Debentures due 2010....................                 --             22,500               4,500
                                                               ----------------   ----------------    ----------------
          Total Debt........................................            341,149            363,649             345,649
                                                               ------------------ ------------------  -----------------

Stockholders' Equity:
    Common Stock; $.001 par value, 100,000 shares authorized,  14,890,000 issued and outstanding (Actual), 12,390,000 and 14,390,000 issued and
    outstanding, respectively (As Adjusted).................            152,971            130,271             148,271



Retained Earnings................................................        12,715     $       12,715     $        12,715
                                                                ----------------   ----------------    ----------------
Total Stockholders' Equity..................................            165,686            142,986             160,986
                                                               ------------------ ------------------  -----------------
Total Capitalization........................................     $      506,835     $      506,635     $       506,635
                                                               ================== ==================  =================

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the four-year period ended December 31, 1998 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG LLP, independent auditors. The selected data as of and for the year ended December 31, 1999 are derived from the unaudited condensed consolidated financial statements of the Company. The information presented below under the caption "Dealership Operating Data" is unaudited. In the opinion of management, such unaudited data reflect all adjustments, consisting only of normally recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. Certain reclassifications have been made to the prior year financial statements to conform to current year presentation.


                                                                     Year Ended December 31,
                                                                          (in thousands)
                                             -------------------------------------------------------------------------
                                                 1999           1998           1997           1996           1995
                                             -------------------------------------------------------------------------
Statement of Operations Data:
Sales of Used Cars........................   $   389,908      $ 287,618      $ 123,814       $ 53,768       $ 47,824
Less:
Cost of Used Cars Sold....................       219,071        167,014         72,358         31,879         29,733
Provision for Credit Losses...............       102,955         65,318         22,354          9,657          8,359
                                             -------------------------------------------------------------------------
                                                  67,882         55,286         29,102         12,232          9,732
                                             -------------------------------------------------------------------------
Net Interest Income.......................        51,172         14,404         12,384          8,597          8,227
Gain on Sale of Loans.....................            --         12,093          6,721          3,925             --
Servicing and Other Income................         8,793         16,335         12,325          2,537            308
                                             -------------------------------------------------------------------------
                                             -------------------------------------------------------------------------
                                                  59,965         42,832         31,430         15,059          8,535
                                             -------------------------------------------------------------------------
Income before Operating Expenses..........       127,847         98,118         60,532         27,291         18,267
Operating Expenses:
Selling and Marketing.....................        23,752         20,285         10,538          3,585          3,856
General and Administrative................        82,236         66,977         39,413         12,221         11,677
Depreciation and Amortization.............         6,948          4,912          3,148          1,382          1,225
                                             -------------------------------------------------------------------------
                                             -------------------------------------------------------------------------
                                                 112,936         92,174         53,099         17,188         16,758
                                             -------------------------------------------------------------------------
Income before Interest Expense............        14,911          5,944          7,433         10,103          1,509
Interest Expense..........................           224            138            531          2,429          5,328
                                             -------------------------------------------------------------------------
Earnings (Loss) before Income Taxes               14,687          5,806          6,902          7,674         (3,819)
Income Taxes (Benefit)....................         6,000          2,351          2,820            694             --
                                             -----------    -----------    -----------    -----------    -----------
Earnings (Loss) from Continuing Operations
                                                   8,687          3,455          4,082          6,980         (3,819)
Discontinued Operations:
Earnings (Loss) from Discontinued
    Operations, net of income taxes.......           580         (9,158)         5,363         (1,114)          (153)
                                             -------------------------------------------------------------------------
Net Earnings (Loss).......................     $   9,267      $  (5,703)    $    9,445      $   5,866     $   (3,972)
                                             =========================================================================


                                                                  Year Ended December 31,
                                             ------------------------------------------------------------------
                                             ------------  -----------  ------------  -----------  ------------
                                                1999          1998         1997          1996         1995
                                             ------------  -----------  ------------  -----------  ------------

Earnings (Loss) per Common Share from
    Continuing Operations:
Basic.....................................     $   0.58    $     0.19    $    0.23     $    0.89   $    (0.69)
                                             ============  ===========  ============  ===========  ============
Diluted...................................     $   0.57    $     0.19    $    0.22     $    0.84    $   (0.69)
                                             ============  ===========  ============  ===========  ============
Net Earnings (Loss) per Common Share:
Basic.....................................     $   0.61    $    (0.32)   $    0.53     $    0.74    $   (0.72)
                                             ============  ===========  ============  ===========  ============
Diluted...................................     $   0.62    $    (0.31)   $    0.52     $    0.71   $    (0.72)
                                             ============  ===========  ============  ===========  ============
Shares Used in Computation - Continuing
    Operations
Basic Shares..............................      15,093         18,082       17,832         7,887    5,522
                                             ============  ===========  ============  ===========  ============
Diluted Shares............................      15,329         18,405       18,234         8,298    5,522
                                             ============  ===========  ============  ===========  ============
Shares Used in Computation - Net
    Earnings (Loss)
                                             ============  ===========  ============  ===========  ============
Basic Shares..............................      15,093         18,082       17,832         7,887       5,522
                                             ============  ===========  ============  ===========  ============
Diluted Shares............................      15,329         18,045       18,234         8,298       5,522
                                             ============  ===========  ============  ===========  ============
Earnings to Fixed Charges(1)..............        3.19          2.22          3.91          2.62         (2)
                                             ============  ===========  ============  ===========  ============

Balance Sheet Data:
Cash and Cash Equivalents.................   $   3,683     $    2,544   $    3,537    $   18,455   $   1,419
Finance Receivables, Net..................     365,586        126,168       60,778        14,186      27,732
 Total Assets.............................     537,950        338,306      275,633       117,629      60,712
Subordinated Notes Payable................      29,217         38,741       12,000        14,000      14,553
 Total Debt...............................     341,149        156,636       77,171        26,904      49,754
Preferred Stock...........................          --             --           --            --      10,000
Common Stock..............................     152,971        159,318      172,622        82,612         127
 Total Stockholders' Equity...............     165,686        162,767      181,774        82,319       4,884
Principal Balances Serviced
Dealership Sales..........................     358,818         93,936       55,965         7,068      34,226
Securitized with Servicing Retained.......      61,484        198,747      238,025        51,662          --
Discontinued Operations...................      25,725         73,770       29,965        49,772      13,805
Servicing on Behalf of Others.............      12,983         47,947      127,322            --          --
                                             ------------  -----------  ------------  -----------  ------------
Total Serviced Portfolios.................   $ 459,010     $  414,400   $  451,277     $ 108,502    $ 48,031
                                             ============  ===========  ============  ===========  ============

Dealership Operating Data (unaudited):
Average Sales Price per Car...............       8,454          7,997        7,443         7,107       6,478
Number of Used Cars Sold..................      46,120         35,964       16,636         7,565       7,383
Company Dealerships.......................          72             56           41             8           8
Number of Contracts Originated............      45,756         35,560       29,251         6,929       6,129
Principal Balances Originated (dollars
    in thousands).........................     382,335        277,226      172,230        48,996      36,568
Retained Portfolio:
Number of Contracts Outstanding...........      53,081         12,415        7,993         1,045       8,049
Allowance as % of Outstanding Principal...       21.0%         26.4%        18.5%         23.0%        21.9%
Average Yield on Contracts................       26.0%         25.8%        26.7%         29.2%        28.0%
Delinquencies - Retained Portfolio:
Principal Balances 31 to 60 Days..........        5.0%          2.3%         2.2%          2.3%         4.2%
Principal Balances over 60 days...........        4.9%          0.5%         0.6%          0.6%         1.1%

(1) Ratio of Earnings to Fixed Charges for September 30, 1999 was 3.04.


(2)  Earnings  did not cover  Fixed  Charges  by $3.9  million in the year ended December 31, 1995.

                     CERTAIN PRO FORMA FINANCIAL INFORMATION

The table set forth below shows the pro forma effects the Exchange Offer would have had on the adjusted financial condition and results of operations of the Company for the years ended December 31, 1999 and December 31, 1998, and the nine months ended September 30, 1999, assuming the maximum and minimum number of Shares had been exchanged on the first day of the respective periods and are valued at $9.00 per share. Certain reclassifications have been made to the prior year financial statements to conform to current year presentation.


                                              Year Ended December 31, 1999           Nine Months Ended September 30, 1999
                                        -----------------------------------------  -----------------------------------------
                                                      ---------------------------                ---------------------------
                                                              Pro Forma                                  Pro Forma
                                                      ---------------------------                ---------------------------
                                                        Maximum        Minimum                     Maximum        Minimum
                                                         No. of        No. of                       No. of        No. of
                                                         Shares        Shares                       Shares        Shares
                                                       Exchanged      Exchanged       Actual      Exchanged      Exchanged
                                        ------------- -------------  ------------  ------------- -------------  ------------
Sales of Used Cars                      $   389,908   $   389,908    $   389,908   $   307,633   $   307,633    $ 307,633
Less:
    Cost of Used Cars Sold                  219,071       219,071        219,071       173,429       173,429        173,429
    Provision for Credit Losses             102,955       102,955        102,955        81,113        81,113         81,113
                                        ------------- -------------  ------------  ------------- -------------  ------------
                                             67,882        67,882         67,882        53,091        53,091         53,091
                                        ------------- -------------  ------------  ------------- -------------  ------------
Interest Income                              51,172        51,172         51,172        34,914        34,914         34,914
Gain on Sale of Loans                           --             --             --            --            --             --
Servicing and Other Income                    8,793         8,793          8,793         7,290         7,290          7,290
                                        ------------- -------------  ------------  ------------- -------------  ------------
Other Income                                 59,965        59,965         59,965        42,204        42,204         42,204
                                        ------------- -------------  ------------  ------------- -------------  ------------
Income before Operating Expenses            127,847       127,847        127,847        95,295        95,295         95,295
Operating Expenses
Selling and Marketing                        23,752        23,752         23,752        18,577        18,577         18,577
General and Administrative                   82,236        82,236         82,236        61,413        61,413         61,413
Depreciation and Amortization                 6,948         6,948          6,948         5,037         5,037          5,037
                                        ------------- -------------  ------------  ------------- -------------  ------------
                                            112,936       112,936        112,936        85,027        85,027         85,027
                                        ------------- -------------  ------------  ------------- -------------  ------------
Operating Income                             14,911        14,911         14,911        10,268        10,268         10,268
Interest Expense                                224         3,672            914            --         2,586            518
                                        ------------- -------------  ------------  ------------- -------------  ------------
Earnings (Loss) before Income Taxes          14,687        11,239         13,997        10,268         7,682          9,750
Income Taxes (Benefit)                        6,000         4,586          5,717         4,200         3,140          3,988
                                        ------------- -------------  ------------  ------------- -------------  ------------
Earnings (Loss) from Continuing
    Operations                            $   8,687    $    6,653      $   8,280    $    6,068     $   4,542      $   5,762
                                        ============= =============  ============  ============= =============  ============

Earnings (Loss) per Common Share from
    Continuing Operations:

Basic                                   $     0.58     $    0.53       $   0.57     $    0.40      $   0.36       $   0.39
                                        ============= =============  ============  ============= =============  ============
Diluted                                 $     0.57     $    0.52       $   0.56     $    0.39      $   0.35       $   0.39
                                        ============= =============  ============  ============= =============  ============

Shares Used in Computation -
    Continuing Operations:

Basic Shares                                 15,093        12,593         14,593        15,161        12,661         14,661
                                        ============= =============  ============  ============= =============  ============
Diluted Shares                               15,329        12,829         14,829        15,384        12,884         14,884
                                        ============= =============  ============  ============= =============  ============


                                     25




                                              Year Ended December 31, 1998
                                        -----------------------------------------
                                                      ---------------------------
                                                              Pro Forma
                                                      ---------------------------
                                                        Maximum       Minimum
                                                         No. of        No. of
                                                         Shares        Shares
                                           Actual      Exchanged     Exchanged
                                        ------------- ------------- -------------
Sales of Used Cars                      $   287,618   $  287,618    $  287,618
Less:
    Cost of Used Cars Sold                  167,014      167,014       167,014
    Provision for Credit Losses              65,318       65,318        65,318
                                        ------------- ------------- -------------
                                             55,286       55,286        55,286
                                        ------------- ------------- -------------
Interest Income                              14,404       14,404        14,404
Gain on Sale of Loans                        12,093       12,093        12,093
Servicing and Other Income                   16,335       16,335        16,335
                                        ------------- ------------- -------------
Other Income                                 42,832       42,832        42,832
                                        ------------- ------------- -------------
Income before Operating Expenses             98,118       98,118        98,118
Operating Expenses
Selling and Marketing                        20,285       20,285        20,285
General and Administrative                   66,977       66,977        66,977
Depreciation and Amortization                 4,912        4,912         4,912
                                        ------------- ------------- -------------
                                             92,174       92,174        92,174
                                        ------------- ------------- -------------
Operating Income                              5,944        5,944         5,944
Interest Expense                                138        3,586           828
                                        ------------- ------------- -------------
Earnings (Loss) before Income Taxes           5,806        2,358         5,116
Income Taxes (Benefit)                        2,351          937         2,068
                                        ------------- ------------- -------------
Earnings (Loss) from Continuing
    Operations                            $   3,455     $  1,421      $  3,048
                                        ============= ============= =============

Earnings (Loss) per Common Share from
    Continuing Operations:

Basic                                     $   0.19      $   0.09      $   0.17
                                        ============= ============= =============
Diluted                                   $   0.19      $   0.09      $   0.17
                                        ============= ============= =============

Shares Used in Computation -
    Continuing Operations:

Basic Shares                                 18,082       15,582        17,582
                                        ============= ============= =============
Diluted Shares                               18,405       15,905        17,905
                                        ============= ============= =============




                                      25A


                                              Year Ended December 31, 1999           Nine Months Ended September 30, 1999
                                        -----------------------------------------  -----------------------------------------
                                                      ---------------------------                ---------------------------
                                                              Pro Forma                                  Pro Forma
                                                      ---------------------------                ---------------------------
                                                        Maximum        Minimum                     Maximum        Minimum
                                                         No. of        No. of                       No. of        No. of
                                                         Shares        Shares                       Shares        Shares
                                                       Exchanged      Exchanged       Actual      Exchanged      Exchanged
                                        ------------- -------------  ------------  ------------- -------------  ------------
Balance Sheet Data:
Cash and Cash Equivalents............   $     3,683         3,683          3,683         2,293         2,293          2,293
Finance Receivables, Net.............       365,586       365,586        365,586       260,026       260,026        260,026
    Total Assets.....................       537,950       537,950        537,950       518,765       518,765        518,765
Subordinated Notes Payable...........        29,217        51,717         33,717        37,077        59,577         41,577
    Total Debt.......................       341,149       363,649        345,649       317,440       339,940        321,940
Preferred Stock......................            --            --             --            --            --             --
Common Stock.........................       152,971       130,271        148,271       152,955       130,255        148,255
    Total Stockholders' Equity.......       165,686       142,986        160,986       162,477       139,777        157,777
Common Shares Outstanding............        14,890        12,390         14,390        15,834        13,334         15,334
Book Value per share.................         11.13         11.54          11.19         10.26         10.48          10.29


                                              Year Ended December 31, 1999           Nine Months Ended September 30, 1999
                                         ----------------------------------------   ----------------------------------------
                                              Maximum              Minimum               Maximum              Minimum
                                               No. of               No. of                No. of               No. of
                                               Shares               Shares                Shares               Shares
                                             Exchanged            Exchanged             Exchanged            Exchanged
                                         -------------------  -------------------   -------------------  -------------------

Par Value of Debentures Issued........      $    27,500           $    5,500            $   27,500          $     5,500
                                         ===================  ===================   ===================  ===================
Interest Incurred During the period
    at 11%............................      $     3,025           $      605            $    2,269          $       454
                                         -------------------  -------------------   -------------------  -------------------
Amortization of the Discount of
    $5,000,000 and $1,000,000 for
    the Maximum and Minimum Shares
    Exchanged, Respectively...........              423                   85                   317                   64
                                         -------------------  -------------------   -------------------  -------------------
Interest Expense Adjustment...........      $     3,448           $      690            $    2,586          $       518
                                         ===================  ===================   ===================  ===================


                                              Year Ended December 31, 1999           Nine Months Ended September 30, 1999
                                         ----------------------------------------   ----------------------------------------
                                              Maximum              Minimum               Maximum              Minimum
                                               No. of               No. of                No. of               No. of
                                               Shares               Shares                Shares               Shares
                                             Exchanged            Exchanged             Exchanged            Exchanged
                                         -------------------  -------------------   -------------------  -------------------

Par Value of Subordinated Debentures..      $      27,500         $      5,500          $     27,500        $      5,500
Less: Discount........................              5,000                1,000                 5,000               1,000
                                         -------------------  -------------------   -------------------  -------------------
Carrying Value of Subordinated Notes
    Payable...........................             22,500                4,500                22,500               4,500
Estimated Stock Acquisition Costs.....                200                  200                   200                 200
                                         -------------------  -------------------   -------------------  -------------------
Common Stock Acquired.................      $      22,700         $      4,700          $     22,700        $      4,700
                                         ===================  ===================   ===================  ===================


                                       26

                                            Year Ended December 31, 1998
                                      -----------------------------------------
                                                    ---------------------------
                                                            Pro Forma
                                                    ---------------------------
                                                      Maximum       Minimum
                                                       No. of        No. of
                                                       Shares        Shares
                                         Actual      Exchanged     Exchanged
                                      ------------- ------------- -------------
Balance Sheet Data:
Cash and Cash Equivalents............       2,544        2,544         2,544
Finance Receivables, Net.............     127,733      127,733       127,733
    Total Assets.....................     338,306      338,306       338,306
Subordinated Notes Payable...........      38,741       61,241        43,241
    Total Debt.......................     156,636      179,136       161,136
Preferred Stock......................          --           --            --
Common Stock.........................     159,318      136,618       154,618
    Total Stockholders' Equity.......     162,767      140,067       158,067
Common Shares Outstanding............      15,845       13,345        15,345
Book Value per share.................       10.27         10.50         10.30


                                            Year Ended December 31, 1998
                                       ----------------------------------------
                                            Maximum              Minimum
                                             No. of               No. of
                                             Shares               Shares
                                           Exchanged            Exchanged
                                       -------------------  -------------------

Par Value of Debentures Issued........    $    27,500          $     5,500
                                       ===================  ===================
Interest Incurred During the period
    at 11%............................    $     3,025          $       605
                                       -------------------  -------------------
Amortization of the Discount of
    $5,000,000 and $1,000,000 for
    the Maximum and Minimum Shares
    Exchanged, Respectively...........            423                   85
                                       -------------------  -------------------
Interest Expense Adjustment...........    $     3,448          $       690
                                       ===================  ===================


                                            Year Ended December 31, 1998
                                       ----------------------------------------
                                            Maximum              Minimum
                                             No. of               No. of
                                             Shares               Shares
                                           Exchanged            Exchanged
                                       -------------------  -------------------

Par Value of Subordinated Debentures..    $     27,500         $       5,500
Less: Discount........................           5,000                 1,000
                                       -------------------  -------------------
Carrying Value of Subordinated Notes
    Payable...........................          22,500                 4,500
Estimated Stock Acquisition Costs.....             200                   200
                                       -------------------  -------------------
Common Stock Acquired.................    $     22,700         $       4,700
                                       ===================  ===================


                                      26A

                                       34
                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock trades on the Nasdaq Stock Market under the symbol "UGLY." The Company's initial public offering was effected on June 17, 1996 at a price of $6.75 per share. The high and low closing sales prices of the Common Stock as reported by Nasdaq since that date are reported below.

                                                                                             Market Price
                                                                                            High              Low
Fiscal Year 1996:
Second Quarter (from June 18, 1996)                                                        $10.00           $ 8.50
Third Quarter                                                                              $15.50           $ 8.13
Fourth Quarter                                                                             $21.63           $13.00
Fiscal Year 1997:
First Quarter                                                                              $25.75           $16.25
Second Quarter                                                                             $18.06           $13.13
Third Quarter                                                                              $17.00           $12.50
Fourth Quarter                                                                             $16.75           $ 7.69
Fiscal Year 1998:
First Quarter                                                                              $10.88           $ 6.31
Second Quarter                                                                             $12.70           $ 8.00
Third Quarter                                                                              $ 9.13           $ 4.63
Fourth Quarter                                                                             $ 6.00           $ 4.25
Fiscal Year 1999:
First Quarter                                                                              $ 6.50           $ 4.25
Second Quarter                                                                             $ 7.69           $ 5.13
Third Quarter                                                                              $ 9.00           $ 6.88
Fourth Quarter                                                                             $ 8.88           $ 6.81

         On February 14, 2000, there were approximately 77 holders of record of the Company's Common Stock.

         Ugly Duckling's capital stock consists of 100,000,000 shares of Common Stock, of which approximately 14,906,152 shares were outstanding as of February 14, 2000 and 10,000,000 shares of Preferred Stock, none of which were issued and outstanding as of February 14, 2000.

                                    DIVIDENDS

         Cash dividends have never been paid on Ugly Duckling's Common Stock. The Company presently intends to retain earnings and does not anticipate that cash dividends will be paid on its Common Stock in the foreseeable future. Under the terms of the Revolving Facility with GE Capital, the Company may not declare or pay dividends in excess of 15% of each year's net earnings available for distribution.

                                    BUSINESS

General

         The Company operates a chain of buy here-pay here used car dealerships and underwrites, finances and services retail installment contracts generated from the sale of used cars by its Company dealerships. The Company targets its products and services to the sub-prime segment of the automobile financing industry, which focuses on selling and financing the sale of used cars to persons who have limited credit histories, low incomes, or past credit problems.

         Dealership Operations and Related Securitization Program. As of the date of this Offering Circular, the Company was operating 74 used car dealerships ("Company Dealerships") located in 11 metropolitan areas and 8 states. The Company distinguishes its Company Dealership operations from those of typical buy here -- pay here dealers through its network of multiple locations, upgraded facilities, large inventories of used cars, regional centralized purchasing, value-added marketing programs, and dedication to customer service. Company Dealerships are typically located in high visibility, high traffic commercial areas, and generally are newer and cleaner in appearance than other buy here -- pay here dealers, helping promote the Company's image as a friendly and reputable business. For the 12 months ended December 31, 1999, the Company generated revenues from its continuing dealership operations of $467.3 million and net earnings of $8.7 million, compared to $332.6 million in revenues and $3.5 million in net earnings, respectively, for the 12 months ended December 31, 1998.

         The address and telephone  number of our principal  executive office is
2525  East  Camelback  Road,  Suite  500,  Phoenix,   Arizona  85016,  telephone
1-800-THE-DUCK.

Recent Developments

         Sale of Cygnet Dealer. The Company's Cygnet Dealer program provided qualified used car dealers with warehouse purchase facilities and revolving lines of credit primarily secured by the dealers finance receivable portfolios. In December, 1999, the Company sold Cygnet Dealer to an entity controlled by Ernest C. Garcia II, the Company's Chairman and principal shareholder, for approximately $38 million, the estimated book value of Cygnet Dealer plus the value of certain receivables for advances to Cygnet Dealer. The purchase price of Cygnet Dealer was paid through assumption by the buyer of approximately $8 million of outstanding debt the Company owed to Verde Investments, Inc., an affiliate of Mr. Garcia; a $12 million, 10-year promissory note from the buyer bearing interest at 9.0% per year that is guaranteed by Verde and Cygnet Dealer and secured by a pledge of the stock of Cygnet Dealer, and the remainder in cash. The note is subordinate to the initial financing obtained by Cygnet Dealer. The Company also received warrants to acquire up to 50% of the buyer for $1 beginning two years after close until five years after the note is paid in full. The warrants would be forfeited in the event that the note is repaid within one year. The percentage of Cygnet Dealer purchasable will be reduced to 25% if the note is reduced to $4 million within two years, and to 10% if the note is paid in full within two years.

         Discontinued Operations. In 1994, the Company acquired Champion Financial Services, Inc., an independent automobile finance company. In April 1995, the Company began to expand Champion's branch office network and, by December 31, 1997, the Company operated 83 branch offices across the country. In February 1998, the Company announced its intention to close the branch office network and exit this line of business in the first quarter of 1998. The Company recorded a pre-tax charge to discontinued operations totaling approximately $9.1 million (approximately $5.6 million net of income taxes) during the first quarter of 1998. In addition, a $6.0 million charge (approximately $3.6 million net of income taxes) was taken during the third quarter of 1998 and a $2.5 million charge (approximately $1.5 million net of income taxes) was taken during the fourth quarter of 1999, due primarily to higher than anticipated loan losses and servicing expenses. The branch office closure was substantially complete by the end of the first quarter of 1998.

         Effective December 31, 1999, the Company adopted a formal plan to abandon any effort for its third party dealer operations to acquire loans or servicing rights to additional portfolios. Accordingly, our Cygnet Servicing and the associated Cygnet Corporate segment also are reported as components of discontinued operations. The Company plans to complete servicing the portfolios that it currently services. For 1999, the Cygnet Servicing and Cygnet Corporate segments incurred net earnings of $1.4 million and $2.3 million for the fourth quarter and year ended December 1999, respectively. No loss has been recorded on the disposal of this segment as the Company anticipates that over the run-off period, expected to be approximately 30 months, it will ultimately realize a net gain.

         Status of FMAC Transaction. The Company has entered into several transactions in the bankruptcy proceedings of First Merchants Acceptance Corporation. The Company has the right to 17 1/2% of the recoveries on First Merchants' residual interests in certain securitized loan pools and other contracts after First Merchants pays off certain prior debt and other amounts. In addition, if the Company meets certain conditions (including a minimum stock price of 8.00 per share), the Company has the right to issue its common stock at a small discount to the market price to First Merchants or its unsecured creditors or equity holders in exchange for a portion of First Merchants' 82 1/2% share of collections on the residual interests. The Company is considering exercising this right sometime after April of this year. The Company estimates having to issue approximately $30 million of its common stock to do so. The exchange offer complements this exercise by reducing the number of outstanding Shares of its common stock making it more likely the Company's stock price will rise and allowing it to meet the stock price condition to the exercise. In addition, an increase in stock price will allow the Company to issue a lower number of shares in the First Merchants transaction. The exchange offer also has the potential of reducing the dilutive effect on the Company's earnings per share of the exercise.

                          DESCRIPTION OF THE DEBENTURES

         The Debentures will be issued under an Indenture, as supplemented and amended by the First Supplemental Indenture thereto and the Second Supplemental Indenture thereto (collectively, the "Indenture"), by and between the Company and Harris Trust and Savings Bank, as Trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act, and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. A copy of the Indenture will be filed with the Commission as an exhibit to the Form T-3 filed in connection with the qualification of the Indenture under the Trust Indenture Act.

         The Indenture allows the issuance of debt securities of the Company ("Debt Securities"), in one or more series, in an aggregate principal amount up to $100,000,000. The Second Supplemental Indenture establishes the Debentures as a series of Debt Securities under the Indenture.

Principal, Maturity and Interest

         The Debentures are limited in aggregate principal amount to $27,500,000, and will mature on April 15, 2007. Interest on the Debentures will accrue from the date of original issuance at the rate of 11% per annum and will be payable semiannually in cash on each April 15 and October 15 (each, an "Interest Payment Date"), commencing on April 15, 2000, to the registered holders of the Debentures ("Holders") at the close of business on the April 1 and October 1 immediately preceding the applicable Interest Payment Date. Interest is payable on the Debentures from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

         The Debentures will be unsecured obligations of the Company and will not be entitled to the benefit of any mandatory sinking fund.

Payment and Paying Agents

         Payment of interest on a Debenture on any Interest Payment Date will be made to the Person in whose name such Debenture (or one or more Predecessor
Debentures) is registered at the close of business on the Regular Record Date for such interest. (Section 307).

         Principal of and interest on the Debentures will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. (Section
307). The corporate trust office of the Trustee in Chicago, Illinois will be designated as the Company's Paying Agent for payments with respect to the Debentures. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debentures. (Section
1002).

         All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debentures which remain unclaimed at the end of two years after such principal, premium, or interest has become due and payable will be repaid to the Company, subject to certain publication requirements, and the Holder of such Debentures thereafter may look only to the Company for payment thereof (Section 1003).

Form, Exchange, and Transfer

         The Debentures will be issuable only in fully registered form without coupons and in denominations of $1.00 and any integral multiple thereof. (Section 302).

         At the option of the Holder, subject to the terms of the Indenture, Debentures will be exchangeable for other Debentures, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305). Subject to the terms of the Indenture, Debentures may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debentures, but, with certain limited exceptions, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company has appointed the Trustee as Security Registrar and transfer agent for the Debentures. (Section 305). The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debentures. (Section 1002).

         If the Debentures are to be redeemed, the Company will not be required to (i) issue, register the transfer of, or exchange any Debentures during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debentures that may be selected for redemption and ending at the close of business on the day of such mailing or
(ii) register the transfer of or exchange any Debenture so selected for redemption, in whole or in part, except the unredeemed portion of any such Debenture being redeemed in part. (Section 305).

Redemption

         The Debentures will be redeemable, at the Company's option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days' notice, at the principal amount to be redeemed, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption.

Selection and Notice of Redemption

         In the event that less than all of the Debentures are to be redeemed at any time, selection of such Debentures for redemption will be made by the Trustee, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Debentures to be redeemed at its registered address. If any Debenture is to be redeemed in part only, the notice of redemption that relates to such Debenture shall state the portion of the principal amount thereof to be redeemed. A new Debenture in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Debenture. On and after the redemption date, interest will cease to accrue on Debentures or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture. Each notice of redemption may include a statement that such redemption shall be conditional upon the receipt by the Trustee on or prior to the Redemption Date of amounts sufficient to pay principal of, and interest on, the Debentures to be redeemed, and that if such amounts shall not have been so received, said notice shall be of no force and effect, the Debentures to be redeemed will not become due and payable on the Redemption Date, and the Company shall not be required to redeem such Debentures on such date. If such a Conditional Notice is given, failure by the Company to deposit money necessary to effect the redemption on or prior to the Redemption Date will not result in a default under the Indenture.

Subordination

         The payment of all obligations on the Debentures is subordinated in right of payment to the prior payment in full of all obligations on Senior Indebtedness. Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshaling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations (as hereafter defined) due or to become due upon all Senior Indebtedness shall first be paid in full, or such payment duly provided for to the satisfaction of the holders of Senior Indebtedness, before any payment or distribution of any kind or character is made on account of any Obligations on the Debentures, or for the acquisition of any of the Debentures for cash or property or otherwise. If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by acceleration or otherwise, of any principal of, or premium or interest on any Senior Indebtedness, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its behalf with respect to any Obligations on the Debentures or to acquire any of the Debentures for cash or property or otherwise.

         In addition, if any other event of default occurs and is continuing with respect to any Senior Indebtedness, other than the Designated Senior Indebtedness (as hereafter defined), as such event of default is defined in the instrument creating or evidencing such Senior Indebtedness, permitting the holders of such Senior Indebtedness then outstanding to immediately accelerate the maturity thereof and if a representative for such issue of Senior Indebtedness gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default with respect to such Senior Indebtedness have been cured or waived in writing or have ceased to exist or the Trustee receives notice from such representative for the respective issue of Senior Indebtedness terminating the Blockage Period (as defined below), during the 179 days after the delivery of such Default Notice (the "Blockage Period"), neither the Company nor any other Person on its behalf shall (x) make any payment of any kind or character with respect to any Obligations on the Debentures or (y) acquire any of the Debentures for cash or property or otherwise. Notwithstanding the above, in no event will a Blockage Period extend beyond 179 days from the date the payment on the Debentures was due and only one such Blockage Period may be commenced within any 365 consecutive days irrespective of the number of defaults with respect to Senior Indebtedness during such period. In no event may the total number of days during which any Blockage Period is or Blockage Periods are in effect exceed 179 days in the aggregate during any consecutive 365 day period. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Senior Indebtedness shall be, or be made, the basis for commencement of a second Blockage Period by a representative of such Senior Indebtedness unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days. However, any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose.

         In addition, if any event of default (as defined in the instrument creating or evidencing any Designated Senior Indebtedness) occurs and is continuing with respect to any Designated Senior Indebtedness or an executive officer of the Company has actual knowledge of a default under any Designated Senior Indebtedness, which with notice or lapse of time or both would result in an event of default under such Designated Senior Indebtedness, then the Company shall give notice thereof to the Trustee and, regardless of the giving of such notice, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its behalf with respect to any Obligations on the Debentures or to acquire any of the Debentures for cash or property or otherwise for a period of 179 days from the date of each such event of default or the date that an executive officer obtains actual knowledge that there is such a default (a "Designated Senior Indebtedness Blockage Period"), unless and until all such events of defaults or defaults with respect to such Designated Senior Indebtedness have been cured or waived in writing pursuant to the Designated Senior Indebtedness or have ceased to exist or the Trustee receives notice from a representative for the applicable issue of Designated Senior Indebtedness terminating the Designated Senior Indebtedness Blockage Period. In the event any Debenture is declared due and payable before its expressed maturity under
Section 502 of the Indenture, (i) the Company will give prompt notice in writing of such happening to the holders of Designated Senior Indebtedness and (ii) no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its behalf with respect to any obligations on the Debentures or to assume any of the Debentures for cash or property or otherwise without the consent of the Designated Senior Indebtedness.

         By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness, including the Holders of the Debentures, may recover less, ratably, than holders of Senior Indebtedness. See also "Risk Factors -- Subordination."

         For purposes of the subordination provisions of the Debentures, the following definitions apply:

         "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

         "Credit Agreement" means the Amended and Restated Motor Vehicle Installment Contract Loan and Security Agreement dated as of August 15, 1997 among the Company, General Electric Capital Corporation, and certain other parties, as such agreement may be amended, restated, modified, renewed, refunded, replaced or refinanced from time to time, including any notes, guarantees, security or pledge agreements, letters of credit and other documents or instruments executed pursuant thereto and any exhibits or schedules to any of the foregoing.

         "Designated Senior Indebtedness" means (i) all Indebtedness outstanding under the Credit Agreement and (ii) any other Senior Indebtedness designated by the Company as "Designated Senior Indebtedness" from time to time.

         "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

         "Indebtedness"  means with respect to any Person,  without duplication,
(i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,
(iii) all Capitalized Lease Obligations of such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other similar accrued liabilities arising in the ordinary course of business and payable in accordance with customary terms), (v) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all obligations of any other Person of the type referred to in clauses (i) through
(vi) which are secured by any lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured, and (viii) all obligations under currency agreements and interest swap agreements of such Person.

         "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Senior Indebtedness" means all Obligations on any Indebtedness of the Company, whether outstanding on the date of original issuance of the Debentures or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Debentures. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) any Indebtedness of the Company to a Subsidiary of the Company, (ii) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company (including, without limitation, amounts owed for compensation),
(iii) any liability for federal, state, local or other taxes owed or owing by the Company, and (iv) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company.

         Except to the extent described below under "Certain Covenants," the Indenture does not limit the aggregate amount of Senior Indebtedness that the Company may issue. As of December 31, 1999, outstanding Senior Indebtedness of the Company was approximately $94 million and Designated Senior Indebtedness aggregated approximately $76 million.

         The subordination provisions apply only to Debentures that are Outstanding. Debentures will not be deemed to be Outstanding if, among other circumstances, money in the necessary amount has been deposited with the Trustee or any Paying Agent (other than the Company) in trust, or set aside and segregated in trust by the Company (if it acts as its own Paying Agent) for the redemption of such Debentures and notice of redemption has been given as required in the Indenture or provision therefor satisfactory to the Trustee has been made. In addition, upon the effectiveness of any Defeasance or Covenant Defeasance as described below under the heading "Defeasance and Covenant Defeasance," the Debentures then Outstanding shall cease to be subordinated under the Indenture.

Certain Covenants

         The Indenture will contain, among others, the following covenant provided for the Debentures:

       Minimum Equity. The Company will at all times maintain Consolidated Net Worth (defined above) of at least $100,000,000.

Events of Default

         Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Securities of that series when due; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Securities of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), that continues for 90 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture; (e) certain events in bankruptcy, insolvency, or reorganization, and (f) any other Event of Default specified for such series in the supplemental indenture or Board Resolution creating or governing such series. (Section 501). There are no additional Events of Default provided for the Debentures.

         If an Event of Default (other than an Event of Default described in clause (e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture and payment of all overdue interest and certain other payments are made by the Company. (Section 502). For information as to waiver of defaults, see "Modification and Waiver."

         Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section
603). Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512).

         No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request, and offer. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508).

         The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions, and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004).

         If a default occurs under the Indenture with respect to Debt Securities of any series, the Trustee shall give the Holders of Securities of such series notice of such default as required by the Trust Indenture Act, provided that in the case of a default described in clause (d) in the first paragraph under "Events of Default" herein, no such notice to Holders shall be given until at least 30 days after the occurrence of such default.

Modification and Waiver

         Modifications and amendments of the Indenture may be made by the Company and the Trustee at any time and from time to time without the consent of the Holders of any of the Debt Securities in certain limited cases. (Section
901). In addition, modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security,
(f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or modify such provisions with respect to modification and waiver. (Section 902).

         The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture with respect to such series, except a default in the payment of principal, premium, or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513).

         The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any request, demand, authorization, direction, notice, consent, waiver, or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security, and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302 of the Indenture, will not be deemed to be Outstanding. (Section 101).

         Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any request, demand, authorization, direction, notice, consent, waiver, or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other shorter period as may be specified by the Company (or the Trustee, if it sets the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104).

Defeasance and Covenant Defeasance

         The provisions of Section 1302, relating to defeasance and discharge of indebtedness, and Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, will apply to the Debentures.

         Defeasance and Discharge. Pursuant to Section 1302, the Company will be discharged from all its obligations with respect to the Debentures (except for certain obligations to exchange or register the transfer of Debentures, to replace stolen, lost, or mutilated Debentures, to maintain paying agencies, and to hold moneys for payment in trust) upon satisfaction of certain conditions, including the deposit in trust for the benefit of the Holders of Debentures of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Debentures on the respective Stated Maturities or on any Redemption Date established for the Debentures in accordance with the terms of the Indenture and such Debentures. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of the Debentures will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance, and discharge were not to occur. (Sections 1302 and 1304).

         Defeasance of Certain Covenants. Pursuant to Section 1303, if certain conditions are satisfied, the Company may omit to comply with certain restrictive covenants in the Indenture, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) under "Events of Default," will be deemed not to be or result in an Event of Default and the provisions of Article Fourteen relating to subordination will cease to be effective, in each case with respect to the Debentures. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of the Debentures, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Debentures on the respective Stated Maturities or on any Redemption Dates established for the Debentures in accordance with the terms of the Indenture and the Debentures. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of the Debentures will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to the Debentures and the Debentures were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Debentures at the time of their respective Stated Maturities, but may not be sufficient to pay amounts due on the Debentures upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304).

Satisfaction and Discharge

         The Indenture will also be deemed to be satisfied and discharged, except as to certain limited provisions, as to Debentures that have become due and payable or will become due and payable at their Stated Maturity within one year from the date of determination or are to be called for redemption within one year under arrangements satisfactory to the Trustee, but only if the Company deposits money in an amount sufficient to pay the entire principal, premium, and interest to the date of deposit (as to Debentures that have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and certain other conditions are satisfied. (Section 401). See also "Defeasance and Covenant Defeasance."

Notices

         Notices to Holders of Debentures will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106).

Title

         The Company, the Trustee, and any agent of the Company or the Trustee may treat the Person in whose name a Debenture is registered as the absolute owner thereof (whether or not such an Debenture may be overdue) for the purpose of making payment and for all other purposes. (Section 308).

Governing Law

         The Indenture and the Debt Securities will be governed by, and construed in accordance with, the law of the State of Arizona (Section 112).

Regarding the Trustee

         The Trustee under the Indenture is Harris Trust and Savings Bank. The Company maintains normal banking arrangements with the Trustee, which include the use of an affiliated company, Harris Trust Company of California, as the transfer agent for the Common Stock. In addition, Harris Trust and Savings Bank acts as trustee for the Company's securitization transactions.

                          DESCRIPTION OF CAPITAL STOCK

         The Company is a Delaware corporation and its affairs are governed by its Certificate of Incorporation and Bylaws and the Delaware General Corporation Law. The following description of the Company's capital stock, which is complete in all material respects, is qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation and Bylaws, as amended.

         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share. As of February 14, 2000, approximately 14,906,152 shares of Common Stock were issued and outstanding. As of February 14, 2000, there were no issued and outstanding shares of Preferred Stock.

Common Stock

         Holders of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

         Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in any corporate assets remaining after payment of all debts, subject to any preferential rights of any outstanding Preferred Stock.

         Holders of Common Stock have no preemptive, conversion, or redemption rights and are not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

Preferred Stock

         The Board of Directors of the Company has the authority, without further action by the Company's stockholders, to issue from time to time up to 10,000,000 shares of Preferred Stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges, and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of Preferred Stock could: (i) decrease the amount of earnings and assets available for distribution to holders of Common Stock; (ii) adversely affect the rights and powers, including voting rights, of holders of Common Stock; and (iii) have the effect of delaying, deferring, or preventing a change in control of the Company.


               EXECUTIVE OFFICER AND DIRECTOR BENEFICIAL OWNERSHIP

         The following  table shows the beneficial  ownership of common stock of the Company by the Company's executive officers and directors as of February 14,
2000:
--------------------- --------------------------------------- ------------------------------------- ------------------
                      Name of Beneficial Owner,  Address and  Amount  and  Nature  of   Beneficial  Percent of
Title of Class        Other Information (1)                   Ownership (#)(2)(3)                   Class (2)(3)
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Ernest C.  Garcia II,  Chairman of the           4,500,000  Direct                     32%
                      Board   and   5%    Owner,    indirect             294,500  Indirect
                      ownership  consists of 136,500  shares              20,000  Vested Options
                      held by The Garcia Family  Foundation,         -----------
                      Inc.,     an     Arizona     nonprofit           4,814,500  Total
                      corporation,  and 158,000  shares held         ===========
                      by Verde, an affiliate of Mr. Garcia.
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Gregory   B.    Sullivan,    Director,              50,800  Direct                   2.35%
                      President and Chief Executive Officer                    0  Indirect
                                                                         307,800  Vested Options
                                                                         358,600  Total
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Steven   T.    Darak,    Senior   Vice             140,000  Direct                    1.1%
                      President - Chief Financial Officer                      0  Indirect
                                                                         _28,999  Vested Options
                                                                         168,999  Total
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Donald   L.   Addink,    Senior   Vice              98,000  Direct                    *
                      President - Treasurer                                    0  Indirect
                                                                         _18,700  Vested Options
                                                                         116,700  Total
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Steven   A.   Tesdahl,   Senior   Vice              14,565  Direct                    *
                      President   and   Chief    Information                   0  Indirect
                      Officer                                             20,000  Vested Options
                                                                          ------
                                                                          34,565  Total

--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Jon  D.  Ehlinger,   Vice   President,               2,000  Direct
                      Secretary and General Counsel                            0  Indirect
                                                                          _3,500  Vested Options
                                                                          _5,500  Total
--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Christopher D. Jennings, (4)                         6,444  Direct                    *
                      Director, indirect ownership of a                   19,833  Indirect
                      warrant to purchase 19,833 shares of                 5,000  Vested Options
                      our common stock held on behalf of                  ------
                      Mr. Jennings by Cruttenden Roth, an                 31,277  Total
                      investment banking firm and previous                ======
                      employer of Mr. Jennings. The
                      warrants are convertible into our
                      common stock at any time through June
                      21, 2001 at an exercise price of
                      $9.45 per share and are fully vested
--------------------- --------------------------------------- ------------------------------------- ------------------
                                       39

--------------------- --------------------------------------- ------------------------------------- ------------------
                      Name of Beneficial Owner,  Address and  Amount  and  Nature  of   Beneficial  Percent of
Title of Class        Other Information (1)                   Ownership (#)(2)(3)                   Class (2)(3)
--------------------- --------------------------------------- ------------------------------------- ------------------

Common Stock          John N. MacDonough, (4) Director,                    4,444  Direct                    *
                      indirect ownership consists of shares                  100  Indirect
                      of our common stock acquired by Mr.                  5,000  Vested Options
                      MacDonough's son.                                    -----
                                                                           9,544  Total
                                                                           =====

--------------------- --------------------------------------- ------------------------------------- ------------------
Common Stock          Frank P. Willey,(4),(5) Director                    27,144  Direct                    *
                                                                               0  Indirect
                                                                           5,000  Vested Options
                                                                          ------
                                                                          32,144  Total
                                                                          ======
--------------------- --------------------------------------- ------------------------------------- ------------------

* Represents less than one percent of the outstanding common stock.

(1)    Unless otherwise noted, the address of each of the listed  beneficial owners of our common stock is 2525 East Camelback Road,
       Suite 500, Phoenix, Arizona 85016.

(2)    "Vested  Options" are options that the holder can exercise as of April 13, 2000.  These  options were issued under either the
       Company's Long Term Incentive Plan, Director's Stock Option Plan or 1998 Executive Incentive Plan and their related terms and conditions, including vesting schedules.

(3)    Shares of the Company's common stock that are subject to options, warrants or other rights which are currently exercisable or exercisable  as of April 13, 2000 are treated as  outstanding  for purposes of computing the percentage of the person holding the option,  warrant or other right,  but are not treated as  outstanding  for computing the  percentage of any other person.
       Except as indicated in footnote (4) below,  the amounts and  percentages  are based upon  14,906,152  shares of the Company's common stock outstanding as of February 14, 2000, net of shares the Company holds in treasury.

(4)    The total and direct ownership for each independent board member includes 4,444 shares of the Company's common stock that the
       Company granted under its Director Plan. The Company granted and issued shares having a value of $30,000 on or about the date of grant (i.e.,  4,444 shares of common  stock) to each  independent  board  member upon his  appointment  or election to the
       Company's board in June 1996.  Under the Director Plan, these shares generally vest over a 3-year period at an annual rate of
       33%, beginning on the first anniversary date after the grant date (June 1996).

(5)    Possible indirect  ownership of shares of Ugly Duckling acquired by Fidelity  National  Financial,  Inc., an affiliate of Mr.
       Willey. Mr. Willey disclaims beneficial ownership of such shares.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

         The following discussion summarizes certain United States federal income tax consequences associated with the Exchange Offer and the ownership of Debentures. The discussion is intended only as a summary and does not purport to be a complete analysis of all potential tax considerations that may be relevant in connection with the Exchange Offer. The discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed United States Treasury regulations promulgated thereunder, current administrative pronouncements and judicial decisions, changes to any of which could materially affect the continued validity of the discussion herein and could be made on a retroactive basis. No rulings will be sought from the Internal Revenue Service with respect to the treatment of the Exchange Offer and no assurance may be given that contrary positions may not be taken by the Internal Revenue Service or by a court of law.

Scope

         The discussion relating to stockholders who participate in the Exchange Offer addresses only stockholders who are "United States persons" and who hold Shares as capital assets within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations, persons who acquired Shares as compensation and persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes). In the context of the discussion pertaining to the Debentures, the discussion describes certain tax consequences applicable only to original holders of the Debentures. The discussion does not include any description of the tax laws of any state, local, or non-U.S. government that may be applicable to a particular stockholder. As used herein, a "United States person" means (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

         THE SUMMARY DISCUSSION SET FORTH HEREIN IS INCLUDED FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF AN EXCHANGE OF SHARES FOR DEBENTURES PURSUANT TO THE EXCHANGE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR SITUATION AND CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. ALL
STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF EXCHANGES MADE BY THEM PURSUANT TO THE EXCHANGE OFFER, INCLUDING THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES DESCRIBED HEREIN.

Certain Federal Income Tax Consequences to Tendering Stockholders

     Characterization of the Exchange

         An exchange of Shares for Debentures by a stockholder pursuant to the Exchange Offer will be a taxable transaction for United States federal income tax purposes. The United States federal income tax consequences of such exchange to a Stockholder may vary depending upon the Stockholder's particular facts and circumstances. Depending on such facts and circumstances, the exchange will be treated as either a sale or a distribution for United States federal income tax purposes.

         Under Section 302 of the Code, an exchange of Shares for Debentures pursuant to the Exchange Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a deemed distribution by the Company with respect to Shares continued to be held (or deemed to be held) by the tendering stockholder) if the receipt of Debentures upon such exchange (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete termination" of the stockholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder. These tests (the "Section 302 Tests") are explained more fully below. See "Section 302 Tests" below.

         If any of the Section 302 Tests is satisfied and the exchange of the tendered Shares for Debentures is, therefore, treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering stockholder will recognize capital gain or loss equal to the difference between
(a) the "issue price" of the Debentures received by the stockholder and (b) the stockholder's adjusted tax basis in the Shares exchanged pursuant to the Exchange Offer. For a discussion of the "issue price" of the Debentures, see "Issue Price of Debentures - Defined" below. Such capital gain or loss will generally be long-term capital gain or loss if the tendering stockholder held the tendered Shares for more than 12 months. Under current law, any such gain or loss recognized by individuals, trusts or estates will be subject to a maximum 20 percent federal tax rate if the Shares have been held for more than 12 months.

         If none of the Section 302 Tests is satisfied, then, to the extent of the Company's current and accumulated earnings and profits (as determined for federal income tax purposes), the tendering stockholder will generally be treated as having received a dividend taxable as ordinary income in an amount equal to the fair market value of the Debentures (determined as of the date of the Exchange) received by the stockholder pursuant to the Exchange Offer (without reduction for the adjusted tax basis of the Shares tendered pursuant to the Exchange Offer), no loss will be recognized, and (subject to reduction as described below for corporate stockholders eligible for the dividends-received deduction), the tendering stockholder's adjusted tax basis in the Shares exchanged pursuant to the Exchange Offer will be added to such stockholder's adjusted tax basis in the stockholder's remaining Shares, if any. If a tendering stockholder does not retain any Shares, such stockholder may lose tax basis entirely. If the exchange of Shares by a stockholder is not treated as a sale or exchange for federal income tax purposes, the amount (if any) by which the fair market value of the Debentures exceeds the current or accumulated earnings and profits of the Company (as determined for federal income tax purposes) will be treated, first, as a nontaxable return of capital to the extent of the stockholder's basis in the Shares, and thereafter, as taxable capital gain.

     Constructive Ownership of Stock

         In determining whether any of the Section 302 Tests is satisfied, a stockholder must take into account not only the Shares which are actually owned by the stockholder, but also Shares which are constructively owned by the stockholder by reason of the attribution rules contained in Section 318 of the Code. Under Section 318 of the Code, a stockholder may be treated as owning (i) Shares that are actually owned, and in some cases constructively owned, by certain related individuals or entities in which the stockholder owns an interest, or, in the case of stockholders that are entities, by certain individuals or entities that own an interest in the stockholder and (ii) Shares which the stockholder has the right to acquire by exercise of an option or a conversion right contained in another instrument held by the stockholder.

     Section 302 Tests

         One of the following tests must be satisfied in order for the exchange of Shares pursuant to the Exchange Offer to be treated as a sale or exchange for federal income tax purposes.

a. Substantially Disproportionate Test. The exchange of Shares for Debentures by a stockholder will be "substantially disproportionate" if the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately following the exchange of Shares pursuant to the Exchange Offer (treating as not being outstanding all Shares exchanged pursuant to the Exchange Offer) is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such stockholder immediately before the exchange of Shares pursuant to the Exchange Offer (treating as outstanding all Shares exchanged pursuant to the Exchange Offer). Stockholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation and circumstances.

b. Complete Termination Test. The exchange of Shares for Debentures will be a "complete termination" of a stockholder's interest in the Company if either (i) all of the Shares actually and constructively owned by the stockholder are exchanged pursuant to the Exchange Offer or (ii) all of the Shares actually owned by the stockholder are exchanged pursuant to the Exchange Offer and, with respect to the Shares constructively owned by the stockholder which are not exchanged pursuant to the Exchange Offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in
       Section 302(c) of the Code. Stockholders considering making such a waiver should do so in consultation with their own tax advisors.

c. Not Essentially Equivalent to a Dividend Test. Even if the exchange of Shares for Debentures fails to result in satisfaction of the "substantially disproportionate" test and the "complete termination" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's exchange of Shares pursuant to the Exchange Offer results in a "meaningful reduction" in the stockholder's proportionate interest in the Company. Whether the receipt of Debentures by a stockholder who exchanges Shares pursuant to the Exchange Offer will be "not essentially equivalent to a dividend" will depend upon the stockholder's particular facts and circumstances. The Internal Revenue Service has indicated in published revenue rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." The Internal Revenue Service held, for example, in Rev. Rul. 76-385, 1976-2 C.B. 92, that a reduction in the percentage ownership interest of a stockholder in a publicly held corporation from .0001118% to .0001081% (a reduction of only 3.3% in the stockholder's prior percentage ownership interest) would constitute a "meaningful reduction." Stockholders expecting to rely on the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application to their particular situation and circumstances.

         The Company cannot predict whether or to what extent the Exchange Offer will be oversubscribed. If the Exchange Offer is oversubscribed, proration of the tenders pursuant to the Exchange Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a stockholder can be given no assurance that a sufficient number of such stockholder's Shares will be exchanged pursuant to the Exchange Offer to ensure that such exchange will satisfy one or more of the Section 302 Tests and be treated as a sale or exchange rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

         Contemporaneous dispositions or acquisitions of Shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the Section 302 Tests has been satisfied in connection with Shares exchanged pursuant to the Exchange Offer. Thus, for example, if a stockholder sells Shares to persons other than the Company at or about the time such stockholder also exchanges Shares pursuant to the Exchange Offer, and the various sales effected by the stockholder are part of an overall plan to reduce or terminate such stockholder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the stockholder's exchange of Shares pursuant to the Exchange Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the Section 302 Tests described above.

     "Issue Price" of Debentures Defined

         If the Debentures are listed on the AMEX at any time during the period ending 30 days after the Exchange, the "issue price" of the Debentures will be the fair market value of the Debentures as of the date of the Exchange. In determining the fair market value of the Debentures as of the date of the Exchange, the Company intends to rely on the trading value of the Debentures on the AMEX on such date if the Debentures are traded on the AMEX on such date. In the absence of trading of the Debentures on the date of the Exchange, the

Company intends to rely on other evidence probative of the fair market value of the Debentures as of such date to determine the "issue price" of the Debentures in such situation.

         If the Debentures are not listed on the AMEX at any time during the period ending 30 days after the Exchange but the Shares are listed on NASDAQ at any time during the 60-day period ending 30 days after the Exchange, the "issue price" of the Debentures will be the fair market value of the Shares on the date of the Exchange.

         If the Debentures are not listed on the AMEX and the Shares are not listed on NASDAQ, each within the applicable time periods described above, the "issue price" of the Debentures will be the "stated redemption price at maturity" of the Debentures (generally the face amount of the Debentures) unless either (i) the Debentures do not bear "adequate stated interest" within the meaning of Section 1274 of the Code, which is unlikely or (ii) also unlikely, the Debentures are issued in a so-called "potentially abusive situation" as defined in the Treasury Regulations under Section 1274 of the Code, in which case the "issue price" of the Debentures would be the present value of all payments to be made on the Debentures, discounted at the applicable federal rate.

         Because a tendering stockholder will receive no cash pursuant to the Exchange Offer, a stockholder will need to use other cash resources of the stockholder to satisfy any tax liabilities arising from an exchange of Shares for Debentures.

         Tendering stockholders seeking information regarding the actual "issue price" of the Debentures in determining the tax consequences associated with their exchange of Shares for Debentures may contact the Company. Further, on or before January 31, 2001, the Company will furnish or cause to be furnished to tendering stockholders IRS Form 1099 which will reflect the "issue price" of the Debentures and certain additional information. Tendering stockholders who do not qualify for sale or exchange treatment in connection with an exchange of Shares for Debentures and who will, as a consequence thereof, recognize dividend income in connection with the Exchange Offer are advised that if the Debentures are not listed on the AMEX at any time within the 30 day period following the Exchange, the amount of dividend income could exceed the "issue price" of the Debentures.

         STOCKHOLDERS CONTEMPLATING AN EXCHANGE OF DEBENTURES FOR SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SECTION 302 TESTS, INCLUDING THE EFFECT OF THE ATTRIBUTION RULES AND THE POSSIBILITY THAT A SUBSTANTIALLY CONTEMPORANEOUS SALE OF SHARES TO PERSONS OTHER THAN THE COMPANY MAY ASSIST IN SATISFYING ONE OR MORE OF THE SECTION 302 TESTS, AS WELL AS THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF EXCHANGES MADE BY THEM PURSUANT TO THE EXCHANGE OFFER.

     Corporate Stockholder Dividend Treatment

         If an exchange of Shares pursuant to the Exchange Offer by a corporate stockholder is treated as a dividend, the corporate stockholder (other than an S corporation) may be entitled to claim the dividends-received deduction (generally 70%, but 80% under certain circumstances) with respect to the gross dividend under Section 243 of the Code, subject to applicable limitations. With respect to specific limitations on claiming the dividends-received deduction, corporate stockholders should consider the effect of Section 246(c) of the Code, which disallows the dividends-received deduction with respect to any dividend on any share of stock that is held for 45 days or less during the 90-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other hedging transactions.
Additionally, corporate stockholders that have incurred indebtedness directly attributable to an investment in Shares should consider the effect of Section 246A of the Code which reduces the dividends-received deduction by a percentage generally computed based on the amount of such indebtedness and the stockholder's total adjusted tax basis in the Shares.

         In addition, any amount received by a corporate stockholder pursuant to the Exchange Offer that is treated as a dividend may constitute an
"extraordinary dividend" under Section 1059 of the Code. Accordingly, a corporate stockholder may be required under Section 1059(a) of the Code to reduce its adjusted tax basis (but not below zero) in its Shares by the non-taxed portion of the extraordinary dividend (i.e. the portion of the dividend for which a deduction is allowed), and, if such portion exceeds the stockholder's adjusted tax basis in its Shares, to treat the excess as gain from the sale of such Shares in the year in which the dividend is received. These basis reductions and gain recognition rules would be applied by taking account only the stockholder's adjusted tax basis in the Shares that were exchanged, without regard to other Shares that the stockholder may continue to own. CORPORATE STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE APPLICATION OF SECTION 1059 OF THE CODE TO THE EXCHANGE OFFER AND ANY DIVIDENDS WHICH MAY BE TREATED AS PAID WITH RESPECT TO SHARES EXCHANGED PURSUANT TO THE EXCHANGE OFFER.

Certain Federal Income Tax Consequences to Prospective Holders of Debentures

     Interest on the Debentures -- General

         With respect to stockholders who exchange Shares for Debentures in the Exchange Offer, stated interest on the Debentures will be taxable as ordinary interest income at the time such amounts are accrued or received in accordance with the holder's method of accounting for United States federal income tax purposes.

         Depending  upon  a  stockholder's  particular  circumstances,  the  tax consequences of holding Debentures may be less advantageous than the consequences of holding Shares because, for example, interest payments on the Debentures will not be eligible for any dividends-received deduction that might otherwise be available to corporate stockholders, if dividends were issued with respect to the Shares.

     Original Issue Discount on Debentures

         If the "stated redemption price at maturity" of the Debentures exceeds the "issue price" of the Debentures by more than a de minimis amount (0.25% of the "stated redemption price at maturity" multiplied by the number of years to maturity), the Debentures will be treated as having original issue discount ("OID") to the extent of such excess.

         The "stated redemption price at maturity" of the Debentures will equal the total of all payments under the Debentures, other than payments of "qualified stated interest." "Qualified stated interest" generally is stated interest that is unconditionally payable in cash or other property (other than an additional debt instrument of the issuer) at least annually at a single fixed rate. Stated interest on the Debentures will be treated as "qualified stated interest" for this purpose.

         The "issue price" of the Debentures is defined generally above under the caption "Issue Price of Debentures - Defined."

         Accordingly, depending upon the determination of the actual "issue price" of the Debentures, the Debentures may have significant OID.

     Taxation of Original Issue Discount on Debentures - General

         If the Debentures have OID, each holder of a Debenture will be required to include in gross income an amount equal to the sum of the "daily portions" of the OID for all days during the taxable year in which such holder holds or is deemed to hold the Debenture regardless of the holder's method of accounting and even though the cash to which such income is attributable may not be received until the sale, redemption, or maturity of the Debenture. The daily portions of OID required to be included in a holder's gross income in a taxable year will be determined under a constant yield method by allocating to each day during the taxable year in which the holder holds or is deemed to hold the Debenture a pro rata portion of the OID thereon which is attributable to the accrual period in which such day is included. The amount of the OID attributable to each accrual period will be the "adjusted issue price" of the Debenture at the beginning of such accrual period multiplied by the "yield to maturity" of the Debenture (properly adjusted for the length of the accrual period). The adjusted issue price of a Debenture at the beginning of an accrual period will be the original "issue price" of the Debenture plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments on the Debenture. The "yield to maturity" is the discount rate that, when used in computing the present value of all principal and interest payments to be made under the Debentures, produces an amount equal to the "issue price" of the Debentures.

         The Company will cause to be furnished annually to the Internal Revenue Service and to record holders of the Debentures information relating to the OID, if any, accruing during the calendar year.

     Acquisition Premium

         A debt instrument is considered "purchased" at an "acquisition premium" if its adjusted tax basis immediately after the purchase is (i) less than or equal to the sum of all amounts payable on the instrument after the purchase (other than payments of "qualified stated interest") and (ii) greater than the instrument's "issue price." An exchange of Shares for Debentures pursuant to the Exchange Offer will be considered a "purchase" of the Debentures for this purpose. Thus, for example, a Debenture will be considered purchased at an "acquisition premium" if (a) the exchange of Shares for Debentures is not treated as a "sale or exchange" of the Shares under the Section 302 Tests and
(b) the fair market value of the Debentures (and hence the adjusted tax basis) as of the date of the Exchange of the Shares exceeds the "issue price" of the Debentures.

         If a Debenture is purchased at an "acquisition premium," the holder may, pursuant to Section 1272(a)(7) of the Code, reduce the amount of OID includable as gross income each day by a fraction (a) the numerator of which is the excess of (1) the adjusted basis of the Debenture immediately after its purchase over (2) the adjusted "issue price" of the Debenture, and (b) the denominator of which is the excess of (1) the sum all amounts payable on the Debenture (other than "qualified stated interest") over (2) the adjusted "issue price" of the Debenture. But for such reduction in the amount of OID includable in gross income, the sum of the holder's adjusted tax basis of the Debentures (immediately after the Exchange) and the amount of OID would exceed the "stated redemption price at maturity" of the Debentures.

     Election

         A U.S. holder of a Debenture may elect to treat all interest that accrues on a Debenture as OID and calculate the amount includable in gross income under the constant yield method described above. See "Taxation of Original Issue Discount or Debentures - General" above. For purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount, as adjusted (as relevant) for acquisition premium. The election is to be made for the taxable year in which the holder acquires the Debenture, and may not be revoked without the consent of the Internal Revenue Service.

         BECAUSE THE RULES GOVERNING OID MAY REQUIRE HOLDERS OF DEBENTURES TO PAY SIGNIFICANT FEDERAL INCOME TAXES ON INCOME IN ADVANCE OF RECEIPT OF THE CASH ATTRIBUTABLE TO SUCH INCOME, STOCKHOLDERS CONTEMPLATING AN EXCHANGE OF SHARES FOR DEBENTURES PURSUANT TO THE EXCHANGE OFFER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING OID, THE RELEVANCE OF ACQUISITION PREMIUM AND THE ADVANTAGES AND DISADVANTAGES OF ALL RELEVANT ELECTIONS.

     Market Discount

         If the "issue price" of a Debenture exceeds the holder's adjusted tax basis in the Debentures at the time of the exchange of Shares for Debentures, the Debenture will be considered issued with "market discount" unless such excess is less than a specified de minimis amount. Under the market discount rules, a holder of a market discount Debenture will be required to treat any principal payment on the Debenture or any gain on a sale, exchange or other disposition of the Debenture as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on the Debenture at the time of such payment or disposition.

Additionally, a holder of such a Debenture may be required to defer, until the maturity of the Debenture or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Debenture.

         Any market discount will be considered to accrue ratably during the period from the date of the Exchange to the maturity date of the Debenture unless the holder elects to accrue on a constant yield basis.

         A holder may elect to include market discount in income as its accrues (on either a ratable or a constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

         A Department of Treasury legislative proposal would require accrual basis taxpayers to include market discount in income as it accrues. The holder's yield for purposes of determining market discount in such case would be limited to the greater of (a) the original yield-to-maturity of the debt instrument plus five (5) percentage points or (b) the applicable Federal rate at the time the holder acquired the debt instrument plus five (5) percentage points. The proposal would be effective for debt instruments acquired on or after the date of enactment.

         BECAUSE OF THE SIGNIFICANCE OF THE RULES REGARDING MARKET DISCOUNT, STOCKHOLDERS CONTEMPLATING AN EXCHANGE OF SHARES FOR DEBENTURES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE RELEVANCE OF MARKET DISCOUNT.

     Redemption or Sale of Debentures

         Generally, any redemption (including the payment of the principal on the Debentures) or sale of the Debentures by a holder will result in taxable gain or loss equal to the difference between the sum of the amount of cash and the fair market value of the other property received (except to the extent attributable to accrued but previously untaxed interest) and the holder's adjusted tax basis in the Debentures. A holder's initial tax basis in the Debentures will be increased by any OID with respect to the Debentures included in the holder's income prior to sale or redemption of the Debentures and will be reduced by any cash payments other than payments of "qualified stated interest."

         Except to the extent attributable to accrued but previously untaxed interest and except with respect to "accrued market discount" (See "Market Discount" above), such gain or loss (if any) will generally be long-term capital gain or loss if the holder's holding period for the Debentures exceeds twelve months and if the Debenture is held as a capital asset by the holder.

     Backup Withholding

         Backup  withholding  at a rate of 31% may apply to interest  (including
OID) payments and the proceeds from a redemption of the Debentures unless the holder (i) is a corporation or comes within certain other exempt categories and demonstrates such fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with all applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder's United States federal income tax liability provided that correct information is provided to the Internal Revenue Service. Stockholders may furnish their correct taxpayer identification number and otherwise comply with the backup withholding rules by completing and returning the Substitute Form W-9, included as a part of the Letter of Transmittal.

Tax Consequences to Company

         The Company will recognize no gain or loss in connection with the acquisition of Shares in exchange for Debentures.

                                                                 Exhibit 12(a)-2



                             LETTER OF TRANSMITTAL

                                    To Tender
                                       Of

                            UGLY DUCKLING CORPORATION
            Pursuant to the Offering Circular Dated February 22, 2000

--------------------------------------------------------------------------------
                        THE EXCHANGE OFFER WILL EXPIRE AT
                         5:00 P.M., NEW YORK CITY TIME,
                       ON MARCH 21, 2000, UNLESS EXTENDED.
--------------------------------------------------------------------------------

                               The Exchange Agent:
                          Harris Trust and Savings Bank

                By Mail                               By Facsimile                   By Hand/Overnight Delivery:
     Harris Trust and Savings Bank            Harris Trust and Savings Bank         Harris Trust and Savings Bank
        c/o Harris Trust Company                 c/o Harris Trust Company              c/o Harris Trust Company
              of New York                              of New York                           of New York
          Wall Street Station                          212-701-7636                         88 Pine Street
             P.O. Box 1010                   Confirm Receipt of Facsimile By                  19th Floor
     New York, New York 10268-1010              Telephone to 212-701-7624             New York, New York 10005
              ----------                               ----------                            ----------

              Delivery of this Instrument to an address other than
            as set forth above does not constitute a valid delivery.

         This Letter of Transmittal is to be completed by holders of Common Stock of Ugly Duckling Corporation either if Certificates representing Shares of Common Stock ("Common Stock Certificates") are to be forwarded herewith or if delivery of Common Stock is to be made by book-entry transfer to the account maintained by the Exchange Agent at The Depository Trust Company ("DTC") pursuant to the procedures set forth in the Offering Circular under "The
Exchange Offer -- How to Tender." Stockholders whose Common Stock Certificates are not immediately available or who cannot transmit their Common Stock Certificates (or confirm a book-entry transfer of such Common Stock into the Exchange Agent's account at DTC) and transmit any other documents required hereby to the Exchange Agent so that they are received prior to the Expiration Time (as defined in the Exchange Offer) must tender their Common Stock according to the guaranteed delivery procedures set forth in the Offering Circular under "The Exchange Offer -- How to Tender." See Instruction 2 to this Letter of Transmittal.

[ ] CHECK HERE IF COMMON STOCK IS BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT AT DTC AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN DTC MAY DELIVER COMMON STOCK BY BOOK-ENTRY TRANSFER):

         Name of Tendering Institution _________________________________________

         DTC Account Number  ___________________________________________________

         Transaction Code Number _______________________________________________

[ ] CHECK HERE IF THE COMMON STOCK IS BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT.

         Name(s) of Registered Holder(s)________________________________________

         Window Ticket No. (if any)_____________________________________________

         Date of Execution of Notice of Guaranteed Delivery_____________________

         Name of Institution which Guaranteed Delivery__________________________

----------------------------------------------------------------------------------------------------------------------
                      DESCRIPTION OF COMMON STOCK TENDERED
----------------------------------------------------------------------------------------------------------------------
-------------------------------------------- -------------------------------------------------------------------------
   Name(s) and Address(es) of Holder(s)                               Common Stock Tendered
        (Please fill in, if blank)                            (Attach additional list, if necessary)
-------------------------------------------- -------------------------------------------------------------------------
-------------------------------------------- ----------------------- ---------------------------- --------------------
                                                  Certificate         Total Shares Represented     Number of Shares
                                                  Number(s) *             by Certificate(s)           Tendered**
                                                                                                  --------------------
                                             ----------------------- ---------------------------- --------------------

                                                                                                  --------------------
                                             ----------------------- ---------------------------- --------------------

                                                                                                  --------------------
                                             ----------------------- ---------------------------- --------------------

                                                                                                  --------------------
                                             -------------------------------------------------------------------------
                                             Total Number of Shares Tendered
-------------------------------------------- -------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
*Need not be completed by  Stockholders  who deliver  Common Stock by book-entry transfer.
**Unless  otherwise  indicated,  the  total  number  of  shares  represented  by
   Certificate will be deemed to have been tendered.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                          EXCHANGE RATIO FOR DEBENTURES
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
 $11.00  PRINCIPAL  AMOUNT  OF 11%  SUBORDINATED  DEBENTURES  DUE 2007  (BEARING
INTEREST AT 11% PER ANNUM FROM THE DATE OF ISSUE  PAYABLE  SEMIANNUALLY  ON EACH
APRIL 15 AND OCTOBER 15,  COMMENCING  APRIL 15, 2000,  UNTIL THE  DEBENTURES ARE
PAID
                     IN FULL) FOR EACH SHARE OF COMMON STOCK
----------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------ -- -------------------------------------------------------
                     SPECIAL ISSUANCE                                              SPECIAL DELIVERY
                       INSTRUCTIONS                                                  INSTRUCTIONS
              (See Instructions 8, 9 and 11)                                (See Instructions 8, 9 and 11)
                                                                -------------------------------------------------------
------------------------------------------------------------ -- -------------------------------------------------------
     To be completed  ONLY if Common Stock not exchanged To be completed ONLY if
Common  Stock  not  and/or  Debentures  are to be issued in the name of and sent exchanged and/or  Debentures issued in the name of the to someone other than the undersigned: undersigned are to be sent to someone other than the undersigned or to the  undersigned at an address other
                                                                than that shown above.
                                                                -------------------------------------------------------
------------------------------------------------------------ -- -------------------------------------------------------

Issue and Send                                                  Mail
                                                                -------------------------------------------------------
------------------------------------------------------------ -- -------------------------------------------------------
to:                                                             to:
                                                                -------------------------------------------------------
------------------------------------------------------------ -- -------------------------------------------------------
Name                                                            Name
    -----------------------------------------------------
                           (Please Print)                                                  (Please Print)
Address                                                         Address
       --------------------------------------------------


                                                 Zip Code                                                  Zip Code

         Tax Identification or Social Security No.

------------------------------------------------------------


--------------------------------------------------------------------------------
                             STOCKHOLDERS SIGN HERE
                               (See instruction 1)


________________________________________________________________________________


                            Signature(s) of Owner(s)
Dated: ________________________________

         Must be signed by holder(s) as name(s) appear(s) on Common Stock Certificate(s) or by person(s) authorized to become holder(s) by endorsements and other documents transmitted. If signature is by trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 8.

Name(s) ________________________________________________________________________

________________________________________________________________________________
                                  Please Print

Capacity _______________________________________________________________________

Address ________________________________________________________________________


                                Include Zip Code

Area Code and Tel. No. _________________________________________________________

Tax Identification or Social Security No. ______________________________________

                               SIGNATURE GUARANTEE
                         (If required by Instruction 8)

Authorized Signature ___________________________________________________________

Name of Firm ___________________________________________________________________
                                  Please Print

Dated:______________________________
--------------------------------------------------------------------------------

                            IMPORTANT TAX INFORMATION

         Under the federal income tax law, a Stockholder whose tendered Common Stock is accepted for exchange is required to provide the Exchange Agent with such Stockholder's correct TIN on Substitute Form W-9. If such Stockholder is an individual, the TIN is his social security number. If the Exchange Agent is not provided with the correct TIN, the Stockholder may be subject to a $50 penalty imposed by federal law. In addition, payments with respect to the Debentures

(including interest) may be subject to backup withholding of 31%. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding may be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

         Certain   holders  of  securities   (including,   among   others,   all
corporations and certain foreign individuals) are not subject to backup withholding. In order for a foreign person to qualify as an exempt recipient, that Stockholder must attest under penalties of perjury to that person's exempt status. Other exempt recipients can establish their exemptions from backup withholding in the manner described in the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Purpose of Substitute Form W-9

         To prevent backup withholding on payments that are made to a Stockholder with respect to Debentures acquired pursuant to the Exchange Offer, the Stockholder is required to notify the Exchange Agent of his correct TIN (or that such Stockholder is awaiting a TIN) by completing and signing the Substitute Form W-9.

What Number to Give the Exchange Agent

         The Stockholder is required to give the Exchange Agent the TIN of the record owner of the Common Stock. If the Common Stock is in more than one name or is not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report. If "Special Issuance Instructions" above have been completed, the TINs of the person(s) in whose name the Debentures are to be registered and the payee of the check for fractional interests, as specified therein, are required to be given to the Exchange Agent.

--------------------------------------------------------------------------------
                               SUBSTITUTE FORM W-9

               PAYER'S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER

   (Please read Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 ("Guidelines") before completing this form)

               AFTER COMPLETING THE FORM, RETURN TO EXCHANGE AGENT
--------------------------------------------------------------------------------
Name (If joint names, list first and circle name of the person or entity whose number you enter in Part I below.)
--------------------------------------------------------------------------------
Address
--------------------------------------------------------------------------------
City, State, and ZIP Code
--------------------------------------------------------------------------------
Part I   Taxpayer Identification Number            Part II    For Payees Exempt
                                                              From Backup
                                                              Withholding (See
                                                              Guidelines)
------------------------- ------------------------------------------------------
---------------------------------------------- ------------------------------ --
Enter your taxpayer identification number in the appropriate box. For individuals, this is your social security number. However, if you are a resident alien OR a sole proprietor, see Guidelines. For other entities, it is your employer identification number. If you do not have a number, see Guidelines.



Note: If the account is in more than one name, see Guidelines for instructions on whose number to enter.

----------------------------------------------
---------------------------------------------- ------------------------------
                             Social security number
----------------------------------------------
----------------------------------------------

----------------------------------------------
---------------------------------------------- ------------------------------
                                                            or
---------------------------------------------- ------------------------------
----------------------------------------------
                             Employer identification
                                               number
----------------------------------------------
----------------------------------------------

---------------------------------------------- -- -- -- ---- --- --- -- --- -
---------------------------------------------- ------------------------------

---------------------------------------------- ------------------------------ --
------------------------------ -------------------------------------------------
Part III  Certification
------------------------------ -------------------------------------------------
--------------------------------------------------------------------------------

Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me) and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Sign here
--------------------------------------------------------------------------------

Ladies and Gentlemen:

         The Common Stockholder(s) whose signature(s) appear(s) hereon (the "Stockholder") hereby tenders to Ugly Duckling Corporation, Inc., a Delaware corporation (the "Company"), Common Stock pursuant to the Company's offer as contained in the Offering Circular dated February 22, 2000 (the "Exchange Offer"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"), in exchange for 11% Subordinated Debentures due 2007 (the "Debentures") on the basis of $11.00 principal amount of Debentures for each Share of Common Stock. Capitalized terms not defined herein have the meanings set forth in the Offering Circular,

         Upon the terms and subject to the conditions of the Exchange Offer, the Stockholder deposits with you the above-described Common Stock. The Stockholder hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to such Shares of Common Stock as are being tendered hereby (and any and all shares of capital stock or other securities issued or issuable in respect of such Common Stock) after the acceptance for exchange of such Shares of Common Stock. The Stockholder hereby irrevocably constitutes and appoints the Exchange Agent the true and lawful agent and attorney-in-fact of the Stockholder (with full knowledge that such Exchange Agent also acts as the agent of the Company) with respect to such Shares of Common Stock and any such securities with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to
(a) deliver such Shares of Common Stock or transfer ownership of such Shares of Common Stock on the account books maintained by DTC, together in either case with all accompanying evidences of transfer and authenticity to or upon the order of the Company upon receipt by the Exchange Agent as the Stockholder's agent of the Debentures in the exchange ratio specified above for exchange and
(b) receive all benefits (including without limitation, all interest, shares and other securities resulting from any distribution, combination or exchange involving such Shares of Common Stock) and otherwise exercise all rights of beneficial ownership of such Shares of Common Stock and any such securities, all in accordance with the terms of the Exchange Offer.

         The Stockholder hereby represents and warrants that the Stockholder has full power and authority to tender, sell, assign and transfer the Shares of Common Stock tendered hereby (and such shares of capital stock or other securities issued in respect thereof) and that the Company will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are purchased by the Company. The Stockholder will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares of Common Stock and any such securities tendered hereby.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Stockholder and every obligation of the Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the Stockholder. Except as stated in the Offering Circular, this tender is irrevocable.

         The Stockholder understands that the tender of Common Stock pursuant to any one of the procedures described under in the Offering Circular under "The Exchange Offer -- How to Tender" and in the instructions hereto will constitute an agreement between the Stockholder and the Company upon the terms and subject to the conditions of the Exchange Offer.

         Unless otherwise indicated in the box entitled "Special Issuance Instructions," please deliver Debentures (and, if applicable, Common Stock not exchanged in an over-subscription) registered in the name of the Stockholder to the Stockholder. Similarly, unless otherwise indicated in the box entitled "Special Delivery Instructions," please send Debentures (and, if applicable, Common Stock not exchanged in an over-subscription) to the Stockholder at the address shown below the signature of the Stockholder. The Stockholder recognizes that the Company has no obligation pursuant to the Special Issuance Instructions to transfer any Common Stock from the name of the registered holder thereof if the Company accepts none of the Common Stock for exchange.

                                  INSTRUCTIONS

         Forming Part of the Terms and Conditions of the Exchange Offer

1. Delivery of Letter of Transmittal and Common Stock. Common Stock Certificates (or confirmation of a book-entry transfer of such Common Stock into the Exchange Agent's account at DTC), together with a properly completed and duly executed Letter of Transmittal or manually signed facsimile thereof, or an Agent's Message, in the case of a book-entry transfer, and any other documents required by this Letter of Transmittal should be transmitted to the Exchange Agent at the appropriate address set forth herein and must be received by the Exchange Agent prior to the Expiration Time (as defined in the Offering Circular).

2. Guarantee of Delivery. Stockholders who cannot deliver their Common Stock Certificates and all other required documents to the Exchange Agent by the Expiration Time must tender their Common Stock pursuant to the guaranteed delivery procedure set forth in the Offering Circular under "The Exchange Offer -- How to Tender." Pursuant to such procedure: (a) such tender must be made by or through an Eligible Institution; (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company, must be received by the Exchange Agent prior to the Expiration Time; and (c) the Common Stock Certificates evidencing all tendered Common Stock in proper form for tender, or a confirmation of a book-entry transfer into the Exchange Agent's account at DTC of all Common Stock delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent within three Nasdaq National Market trading days of the date of execution of such Notice of Guaranteed Delivery, all as provided in the Offering Circular under "The Exchange Offer - How to Tender."

         Issuance of Debentures in exchange for Common Stock tendered and accepted for exchange pursuant to the Exchange Offer will be made only against timely deposit of Common Stock Certificates (or confirmation of a book entry transfer of such Common Stock into the Exchange Agent's account at DTC), a properly completed and duly executed Letter of Transmittal, or an Agent's Message, in the case of a book-entry transfer, and any other required documents.

3. Method of Delivery of Letter of Transmittal and Certificates. The method of delivery of this Letter of Transmittal, the Common Stock Certificates (or confirmation of a book-entry transfer of such Common Stock into the Exchange Agent's account at DTC), and any other required documents is at the option and risk of the Stockholder but, except as otherwise provided in Instruction 2 above, the delivery will be deemed made only when actually received by the Exchange Agent. If such delivery is by mail, it is suggested that registered mail with return receipt requested, properly insured, be used.

4. No Conditional Tenders. The Company is not obligated to accept any alternative, conditional, irregular or contingent tenders.

5. Inadequate Space. If the space provided in the box entitled "Description of Common Stock Tendered" of this Letter of Transmittal is inadequate, the Common Stock Certificate numbers and number of shares should be listed on a separate signed schedule to be affixed hereto.

6. Partial Tenders. Issuance of Debentures in exchange for Shares of Common Stock will be made only against deposit of tendered Shares of Common Stock. If less than the entire number of Shares of Common Stock evidenced by a submitted Common Stock Certificate is tendered, the tendering Stockholder should fill in the number of Shares of Common Stock tendered in the appropriate boxes above entitled "Number of Shares Tendered." The Exchange Agent will then issue and send to the tendering holder (unless otherwise requested by the holder under "Special Issuance Instructions" and "Special Delivery Instructions" in this Letter of Transmittal), a newly issued Common Stock Certificate for Shares of Common Stock submitted but not tendered, together with any tendered Shares of Common Stock that were not accepted for exchange because of proration or otherwise. The entire number of all Shares of Common Stock deposited with the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

         Tendered Shares of Common Stock not accepted for exchange by the Company, including as a result of proration, if any, will be returned without expense to the tendering holder of such Shares of Common Stock (or, in the case of the Shares of Common Stock tendered by book-entry transfer into the Exchange Agent's account at DTC, such Shares of Common Stock will be credited to an account maintained at DTC) as promptly as practicable following the Expiration Time, subject to delays, if any, resulting from proration.

7. Denominations. The Debentures will be issued only in denominations of $1.00 and any integral multiple thereof.

8. Signatures on Letter of Transmittal and Endorsements; Guarantee or Signatures. If the Letter of Transmittal is signed by the holder of the Common Stock tendered hereby, the signature must correspond with the name as written on the face of the Common Stock Certificates without alteration, enlargement or any change whatsoever.

         If the Shares of Common Stock tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

         When this Letter of Transmittal is signed by the holder or holders of the Common Stock Certificates transmitted hereby, no endorsement of Common Stock Certificates is required. If, however, the Debentures are to be issued, or the Common Stock reissued to someone other than the registered holder, then endorsements of Common Stock Certificates transmitted hereby are required. Signatures on such Certificates must be guaranteed by an Eligible Institution.

         If this Letter of Transmittal is signed by a person other than the holder or holders of the Common Stock Certificates tendered hereby, the Common Stock Certificates must be endorsed and signed exactly as the name or names of the holder or holders appear on the Common Stock Certificates. Signatures on such Certificates must be guaranteed by an Eligible Institution.

         If this Letter of Transmittal or any Common Stock Certificates are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Company of their authority so to act must be submitted.

         Signatures on Common Stock Certificates required by this Instruction 8 must be guaranteed by an Eligible Institution.

         Signatures on this Letter of Transmittal need not be guaranteed by an Eligible Institution, provided the Common Stock Certificates are tendered (i) by a holder of such Shares who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on this Letter of Transmittal or (ii) for the account of an Eligible Institution.

9. Transfer Taxes. The Company will pay any transfer taxes applicable to the transfer of Common Stock to it or its order pursuant to the Exchange Offer. If, however, delivery of Debentures is to be made to, or is to be registered or issued in the name of any person other than the holder of the Common Stock tendered hereby, or if the Common Stock tendered hereby is registered in the name of any person other than the person signing this Letter of Transmittal, or if for any other reason other than the transfer of Common Stock to the Company or its order pursuant to the Exchange Offer a transfer tax is imposed, the amount of any such transfer taxes (whether imposed on the holder or any other person) will be payable by the tendering Stockholder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted herewith, the amount of such transfer taxes due will be billed directly to such tendering Stockholder.

         Except as provided in this Instruction 9, it will not be necessary for transfer tax stamps to be affixed to the Common Stock Certificates listed in this Letter of Transmittal.

10. Substitute Form W-9. The tendering Stockholder is required to provide the Exchange Agent with a correct Taxpayer Identification Number ("TIN") on
Substitute Form W-9, unless an exemption applies. Failure to provide the information on the form may subject the tendering Stockholder to backup withholding tax of 31% on payments with respect to the Debentures (including interest). If the tendering Stockholder has not been issued a TIN and has applied for a number, the tendering Stockholder should write "Applied for" on the face of the Substitute Form W-9. If the Exchange Agent is not provided with a TIN within 60 days, the Exchange Agent will withhold 31% of all such payments until a TIN is provided to the Exchange Agent. See "Important Tax Information" on the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional information concerning Substitute Form W-9 and 31% backup withholding, including information on exemptions from backup withholding.

11. Special Issuance and Delivery Instructions. If Debentures and/or Shares of Common Stock and/or a check for payment for fractional interests in respect of Debentures are to be issued in the name of or delivered to a person other than the signer of the Letter of Transmittal or to an address other than that shown above, the appropriate boxes on the Letter of Transmittal should be completed.

12. Waiver of Conditions. The Company reserves the absolute right to waive any of the specified conditions in the Exchange Offer in the case of any Shares of Common Stock tendered.

13. Requests for Assistance or Additional Copies. Requests for assistance or additional copies of the Offering Circular and the Letter of Transmittal may be directed to the Information Agent at the address and telephone number set forth below or to your broker, dealer, commercial bank or trust company.

         IMPORTANT: This Letter of Transmittal or a manually signed facsimile thereof (together with Common Stock Certificates or confirmation of a book-entry transfer of such Common Stock into the account of the Exchange Agent at The Depository Trust Company) and all other required documents must be received by the Exchange Agent or a Notice of Guaranteed Delivery must be received by the Exchange Agent, prior to the Expiration Time, all as defined in the Offering Circular.

                            THE INFORMATION AGENT IS:

                               CORPORATE INVESTOR
                              COMMUNICATIONS, INC.
                                111 Commerce Road
                        Carlstadt, New Jersey 07072-2586
                                -----------------
                            Toll Free: 1-877-977-6192

                                                                 Exhibit 12(a)-3


                          NOTICE OF GUARANTEED DELIVERY
                            UGLY DUCKLING CORPORATION
                                Offer to Exchange
               Up to $27,500,000 Aggregate Principal Amount of its
                      11% Subordinated Debentures due 2007
                                       for
                   Up to 2,500,000 Shares of its Common Stock

--------------------------------------------------------------------------------

         THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME,
                       ON MARCH 21, 2000, UNLESS EXTENDED.
--------------------------------------------------------------------------------

         As set forth in the Offering Circular dated February 22, 2000 (the "Offering Circular") under "The Exchange Offer -- How to Tender," this form or one substantially equivalent hereto must be used to accept the Exchange Offer (as defined below) of Ugly Duckling Corporation, a Delaware corporation (the "Company"), if certificates representing Shares of Common Stock ("Common Stock Certificates") are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or the shareholders cannot deliver their Common Stock Certificates, Letter of Transmittal and other required documents to the Exchange Agent (as defined in the Offering Circular) on or prior to 5:00 p.m., New York City time, on March 21, 2000, unless extended as described in the Offering Circular (the "Expiration Time"). Such form may be delivered by hand or transmitted by facsimile transmission or mailed prior to the Expiration Time:

                        To: HARRIS TRUST AND SAVINGS BANK
                             (the "Exchange Agent")

--------------------------------------- ----------------------------------- ----------------------------------------
               By Hand                      By Facsimile Transmission:                     By Mail:
        or Overnight Courier:           Harris Trust and Savings Bank c/o
  Harris Trust and Savings Bank c/o            Harris Trust Company            Harris Trust and Savings Bank c/o
         Harris Trust Company                      of New York                       Harris Trust Company
             of New York                           212-701-7636                           of New York
            88 Pine Street                 Confirm Receipt of Facsimile               Wall Street Station
              19th Floor                                By                               P.O. Box 1010
       New York, New York 10005             Telephone to 212-701-7624            New York, New York 10268-1010
--------------------------------------- ----------------------------------- ----------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                               For information call
                                      Corporate Investor Communications, Inc.
                                                  1-877-977-6192
--------------------------------------------------------------------------------------------------------------------

     Delivery of this instrument to an address or transmission of instruction via a facsimile number other than as set forth above will not constitute a valid delivery.

         This form is not to be used to guarantee signatures. The Eligible Institution (as defined in the Letter of Transmittal) that completes this form must communicate the guarantee to the Exchange Agent and must deliver the Letter of Transmittal and Common Stock Certificates to the Exchange Agent within the time period shown herein. Failure to do so could result in a financial loss to such Eligible Institution.

         The undersigned hereby tenders to the Company, upon the terms and conditions set forth in the Offering Circular and related Letter of Transmittal (which together constitute the "Exchange Offer"), receipt of which is hereby acknowledged, ________________ Shares of Common Stock pursuant to the guaranteed delivery procedure described in the Offering Circular under "The Exchange Offer -- How to Tender."

--------------------------------------------------------------------------------------------------------------------
                                   (PLEASE TYPE OR PRINT ALL INFORMATION BELOW)
--------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------- --------------------------------------------------------
Signature(s):                                               Common Stock Certificate No(s) (if available):
             --------------------------------------





Name(s) of Record Holder(s)                                 Total Number of Shares Represented by Certificate(s):
                           ------------------------



Address(es):                                                Name of Tendering Institution:
            ---------------------------------------

                                                            Account Number:
---------------------------------------------------




                                           Zip Code

Area Code and Tel. No(s):



Dated:

----------------------------------------------------------- --------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                     GUARANTEE

                                       (DO NOT USE FOR SIGNATURE GUARANTEE)

         The  undersigned,   a  bank,  broker,  dealer,  credit  union,  savings
association or other entity which is a member in good standing of the Securities
Transfer  Agents  Medallion  Program or a bank,  broker,  dealer,  credit union,
savings   association   or  other  entity   which  is  an  "eligible   guarantor
institution,"  as such term is  defined  in Rule  17Ad-15  under the  Securities
Exchange  Act of  1934,  as  amended  (each  of the  foregoing  constituting  an
"Eligible  Institution"),  guarantees  the delivery to the Exchange Agent of the
Common  Stock  tendered  hereby,  together  with a properly  completed  and duly executed Letter of Transmittal (or a manually signed facsimile  thereof),  or an
Agent's Message,  in the case of a book-entry  transfer of Common Stock, and any other required  documents,  all within three Nasdaq National Market trading days of the date hereof.


--------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------- --------------------------------------------------------

Name of Firm                                                Authorized Signature


Address                                                     Title


Zip Code                                                    Name: Please Type or Print

Area Code and Tel. No.                                      Dated
                      ---------------------------------

----------------------------------------------------------- --------------------------------------------------------

           NOTE: DO NOT SEND COMMON STOCK CERTIFICATES WITH THIS FORM.
            CERTIFICATES MUST BE SENT WITH THE LETTER OF TRANSMITTAL


                                                                 Exhibit 12(a)-4


                          UGLY DUCKLING CORPORATION
                                Offer to Exchange
               Up to $27,500,000 Aggregate Principal Amount of its
                      11% Subordinated Debentures due 2007
                                       for
                   Up to 2,500,000 Shares of its Common Stock

                        THE EXCHANGE OFFER WILL EXPIRE AT
                        5:00 P.M., NEW YORK CITY TIME, ON
                        MARCH 21, 2000, UNLESS EXTENDED.

                                                            February 22, 2000

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

         Ugly Duckling Corporation, a Delaware corporation (the "Company"), is offering, upon the terms and conditions set forth in the enclosed Offering Circular dated February 22, 2000 (the "Offering Circular") and the enclosed Letter of Transmittal relating to an exchange offer as described therein (which together constitute the "Exchange Offer"), to exchange up to $27,500,000 aggregate principal amount of its 11% Subordinated Debentures due 2007 (the "Debentures") for up to 2,500,000 shares ("Shares") of its Common Stock, $.00l par value per share ("Common Stock"), on the basis of $11.00 principal amount of Debentures for each Share of Common Stock. The Offer will terminate at 5:00 p.m., New York City time, on March 21, 2000, unless extended by the Company (the "Expiration Time").

         We are asking you to contact your clients for whom you hold Common Stock registered in your name or in the name of your nominee.

         The Company will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Common Stock pursuant to the Offer. However, you will be reimbursed for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

         The Company will pay or cause to be paid all transfer taxes, if any, applicable to the sale of Common Stock to it or its order, except as otherwise provided in Instruction 9 of the Letter of Transmittal.

         For your information and for forwarding to your clients for whom you hold Common Stock registered in your name or in the name of your nominee or who hold Common Stock registered in their own names, we are enclosing the following documents:

1.   The Offering Circular,

2.   A Letter of Transmittal (to be used to accept the Exchange Offer);

3. A form of letter that may be sent to your clients for whose accounts you hold Common Stock registered in your name or in the name of your nominee, with space provided for obtaining such client's instructions with regard to the Exchange Offer,

4.   A Notice of Guaranteed Delivery;

5.   Guidelines  for   Certification  of  Taxpayer   Identification   Number  on
     Substitute Form W-9; and

6.   A return envelope addressed to the Exchange Agent.

         WE URGE YOU TO CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. The Exchange Offer will expire at 5:00 p.m., New York City time, on March 21, 2000, unless extended.

         A stockholder wishing to tender Common Stock pursuant to the Exchange Offer should (i) complete and execute the Letter of Transmittal (or facsimile thereof), and have the signature thereon guaranteed if required by the instructions thereto, and deliver such Letter of Transmittal, together with certificates representing the Shares of Common Stock to be tendered and any other required documents, to the Exchange Agent at or prior to the Expiration Time, or (ii) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. See the Offering Circular under "The Exchange Offer -- How to Tender."

         Stockholders who wish to tender their Common Stock pursuant to the Exchange Offer and (i) whose Common Stock Certificates are not immediately available, or (ii) who cannot deliver their Common Stock Certificates and Letter of Transmittal to the Exchange Agent on or prior to the Expiration Time, must tender their Common Stock according to the guaranteed delivery procedures set forth in the Offering Circular under "The Exchange Offer -- How to Tender."

         Any inquiries you may have with respect to the Exchange Offer or requests for additional copies of the above documents should be addressed to Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072-2586, toll free at 1-(877)-977-6192.

                                Very truly yours,


                            UGLY DUCKLING CORPORATION

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF IT WITH RESPECT TO THE EXCHANGE OFFER NOT MADE IN THE OFFERING CIRCULAR OR THE LETTER OF TRANSMITTAL.

                                                                 Exhibit 12(a)-5



                            UGLY DUCKLING CORPORATION

                                Offer to Exchange

               Up to $27,500,000 Aggregate Principal Amount of its
                      11% Subordinated Debentures due 2007
                                       for
                   Up to 2,500,000 Shares of its Common Stock

--------------------------------------------------------------------------------
        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                       ON MARCH 21, 2000, UNLESS EXTENDED.
--------------------------------------------------------------------------------

                                                               February 22, 2000

To Our Clients:

         Enclosed for your consideration are an Offering Circular dated February 22, 2000 (the "Offering Circular") and a Letter of Transmittal relating to an exchange offer as described therein (which together constitute the "Exchange Offer") of Ugly Duckling Corporation, a Delaware corporation (the "Company"), to exchange up to $27,500,000 aggregate principal amount of its 11% Subordinated Debentures due 2007 (the "Debentures") for up to 2,500,000 shares ("Shares") of its Common Stock, $.001 par value per share ("Common Stock") on the basis of $11.00 principal amount of Debentures for each Share of Common Stock. The Offer will terminate at 5:00 p.m., New York City time, on March 21, 2000, unless extended by the Company (the "Expiration Time").

         This material is being forwarded to you as the beneficial owner of Common Stock held by us in your account but not registered in your name. A tender with respect to such Common Stock may only be made by us as the holder of record and pursuant to your instructions.

         Accordingly, we request instructions as to whether you wish us to tender any or all of your Shares of Common Stock of Ugly Duckling Corporation held by us for your account pursuant to the terms and conditions of the Exchange Offer. Your instructions to us should be forwarded as promptly as possible in order to permit us to tender your Common Stock on your behalf in accordance with the provisions of the Exchange Offer.

         Tenders of Common Stock pursuant to the Exchange Offer may be withdrawn by holders at any time prior to the Expiration Time.

         We urge you to read the enclosed Offering Circular and related Letter of Transmittal carefully before instructing us to tender your Common Stock.

         If you wish to have us tender any or all of your Common Stock, please so instruct us by completing, executing, detaching and returning to us the attached instruction form. The accompanying form of Letter of Transmittal is furnished to you for your information only and may not be used by you to tender your Common Stock.

--------------------------------------------------------------------------------
                                  INSTRUCTIONS

         The undersigned acknowledges receipt of your letter enclosing the Offering Circular and the Letter of Transmittal relating to the Exchange Offer by Ugly Duckling Corporation to exchange its 11% Subordinated Debentures for Shares of its Common Stock.

         This will instruct you to tender the number of Shares of Common Stock indicated below (or, if no number is indicated below, the entire number of Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offering Circular and related Letter of Transmittal.

Aggregate number of Shares of Common Stock to be tendered:___________________(1)

                                    SIGN HERE

Signature(s)

Name(s)

Address(es)
                                                                     Zip Code

Area Code and Telephone No(s).

Taxpayer Identification or Social Security No(s).

Dated:

-------------------------------------------------------------------------------
(1) I/we understand that if I/we sign without indicating a lesser amount in the space above, the entire number of Shares of Common Stock held by you for my/our account will be tendered.

                                                                 Exhibit 12(a)-6


             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer.--Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

------------------------------ --------------------------       ---------------------------- -------------------------
For this type of account:      Give name and the Social         For this type of account:    Give name and the
                               Security Number of --                                         Employer Identification
                                                                                             Number of --
------------------------------ --------------------------       ---------------------------- -------------------------
1.   Individual                The individual                   6.   Sole proprietorship     The owner (3)
------------------------------
2.   Two or more individuals   The actual owner of the          7.   A valid trust, estate   Legal entity (4)
     (joint account)           account or, if combined               or pension trust
                               funds, the first
                               individual on the
                               account (1)
------------------------------
3.   Custodian account of a    The minor (2)                    8.   Corporate               The corporation
     minor (Uniform
     Transfers to Minors Act)
------------------------------
4.   a.  The usual revocable   The grantor-trustee (1)          9.   Partnership             The partnership
         savings trust
         (grantor is also
         trustee)
------------------------------
     b.  So-called trust       The actual owner (1)             10.  Association, club or    The organization
         account that is not                                         other tax-exempt
         a legal or valid                                            organization
         trust under state
         law
------------------------------
5.   Sole proprietorship       The owner (3)                    11.  A broker or             The broker or nominee
                                                                     registered nominee
------------------------------
                                                                12.  Account with the        The public entity
                                                                     Department of
                                                                     Agriculture in the
                                                                     name of a public
                                                                     entity (such as a
                                                                     state or local
                                                                     government, school
                                                                     district, or prison)
                                                                     that receives
                                                                     agricultural program
                                                                     payments
------------------------------ -------------------------- ----- ---------------------------- -------------------------

(1)  List first and circle the name of the person  whose  number you  furnish.  If only one person on a joint  account  has a Social
     Security Number, that person's number must be furnished.

(2)  Circle the minor's name and furnish the minor's Social Security Number.

(3)  You must show your  individual  name,  but may also enter your  business or "doing  business as" name.  You may use your Social
     Security Number or your Employer Identification Number (if you have one).

(4)  List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9


How To Obtain a Taxpayer Identification Number
If you do not have a taxpayer identification number, apply for one immediately. To apply for a Social Security Number, obtain Form SS-5 from your local Social Security office. Obtain Form SS-4 to apply for an employer identification number.

Payees Exempt from Backup Withholding
Payees specifically exempted from backup withholding include the following:

     o An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).
     o    The United States or any of its agencies or instrumentalities.
     o A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
     o A foreign government or any of its political subdivisions, agencies, or instrumentalities.
     o    An   international   organization   or   any  of   its   agencies   or
          instrumentalities.

Payees that may be exempt from backup  withholding  include the  following:

     o    A corporation.
     o    A foreign central bank of issue.
     o A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
     o A futures commission merchant registered with the Commodity Futures Trading Commission.
     o A real estate investment trust. o An entity registered at all times during the tax year under the Investment Company Act of 1940.
     o A common trust fund operated by a bank under section 584(a). o A financial institution.
     o A middleman known in the investment community as a nominee or custodian.
     o    A trust  exempt  from tax under  section 664 or  described  in section
          4947.

   Exempt payees described above should still complete the substitute Form W-9 enclosed herewith to avoid possible erroneous backup withholding. EXEMPT PAYEES SHOULD FURNISH THEIR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT' IN PART II OF THE FORM, SIGN AND DATE THE FORM, AND RETURN IT TO THE EXCHANGE AGENT.

Nonresident Alien and Foreign Corporations.--If you are a nonresident alien or a foreign entity not subject to withholding, furnish the Exchange Agent a complete IRS Form W-8, "Certificate of Foreign Status."

Privacy Act Notice.--Section 6109 of the Internal Revenue Code requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties
(1) Penalty for Failure to Furnish Taxpayer Identification Number--If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Civil Penalty for False Information With Respect to Withholding--If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.
(3) Criminal Penalty
for Falsifying Information--Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.